Exhibit 99.1
First Quarter 2008 Report to Shareholders

BMO Financial Group Reports First Quarter Results
BMO Continues to Invest in its Retail Businesses, is Managing Prudently in the Current Environment and is Taking Action to Reduce Volatility in its Capital Markets Businesses

Year-over-Year Operating Performance Highlights:
•	Net income of $255 million, down $93 million or 27%. Excluding significant items[2,3], net income of $617 million, down $56 million or 8.4%

•	EPS[1] of $0.47 and cash EPS[2] of $0.49, down $0.20 and $0.19 or 30% and 28%, respectively. Excluding significant items[2,3], EPS of $1.19 and cash EPS of $1.21, down $0.11 and $0.10 or 8.5% and 7.6%, respectively

•	As previously announced, results in the quarter were impacted by significant items[3] that lowered net income by $362 million or $0.72 per share. Results of a year ago were also affected by significant items that decreased net income by $325 million or $0.63 per share

•	Strong tier 1 capital ratio, at 9.48% on a Basel II basis

1	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise.

2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined. Results stated on a basis that excludes commodities losses, charges related to certain trading activities and valuation adjustments, changes in the general allowance for credit losses and/or restructuring charges are non-GAAP measures. Please see the Non-GAAP Measures section.

3	Significant items are discussed in the Significant Items section on page 7.
Quebec City, March 4, 2008 — BMO Financial Group reported solid first quarter results in personal and commercial banking and wealth management while overall performance reflected the difficult capital markets environment.
     For the first quarter ended January 31, 2008, BMO Financial Group reported net income of $255 million or $0.47 per share. As previously announced, results included losses of $362 million after tax in respect of charges for certain trading activities and valuations adjustments and an increase in the general allowance for credit losses. These are detailed in the Significant Items section on page 7. Excluding significant items, net income was $617 million or $1.19 per share.

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2008	2007	2007	2007	2007	January 31, 2007

Income Statement Highlights
Total revenue	$2,026	$2,200	$2,555	$2,528	$2,066	(2.0)%
Provision for credit losses	230	151	91	59	52	+100
Non-interest expense	1,614	1,655	1,659	1,614	1,673	(3.5)
Net income	255	452	660	671	348	(26.8)

Common Share Data ($)
Diluted earnings per share	$0.47	$0.87	$1.28	$1.29	$0.67	$(0.20)
Diluted cash earnings per share (a)	0.49	0.89	1.30	1.31	0.68	(0.19)
Dividends declared per share	0.70	0.70	0.68	0.68	0.65	0.05
Book value per share	28.64	28.29	28.81	28.95	28.90	(0.26)
Closing share price	56.75	63.00	66.59	69.46	70.01	(13.26)
Total market value of common shares ($ billions)	28.3	31.4	33.2	34.7	35.1	(6.8)

	As at
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2008	2007	2007	2007	2007	January 31, 2007

Balance Sheet Highlights
Assets	$376,825	$366,524	$359,154	$356,527	$355,491	6.0%
Net loans and acceptances	211,931	201,188	205,612	203,210	205,472	3.1
Deposits	242,911	232,050	229,027	221,615	217,114	11.9
Common shareholders’ equity	14,304	14,102	14,374	14,475	14,472	(1.2)

	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2008	2007	2007	2007	2007

Primary Financial Measures (%) (b)
Average annual five year total shareholder return	10.1	14.2	17.2	16.6	17.8
Diluted earnings per share growth	(29.9)	(35.6)	(7.2)	3.2	(42.7)
Diluted cash earnings per share growth (a)	(27.9)	(35.0)	(7.1)	3.1	(42.9)
Return on equity	6.7	12.2	18.0	18.3	9.2
Cash return on equity (a)	6.9	12.5	18.2	18.5	9.5
Net economic profit (NEP) growth (a)	(+100)	(78.1)	(19.8)	(4.2)	(+100)
Operating leverage	1.5	(13.2)	(4.2)	(1.2)	(22.6)
Cash operating leverage (a)	1.5	(13.2)	(4.2)	(1.1)	(22.6)
Revenue growth	(2.0)	(10.6)	(0.6)	2.3	(16.7)
Non-interest expense-to-revenue ratio	79.7	75.2	64.9	63.8	81.0
Cash non-interest expense-to-revenue ratio (a)	79.2	74.7	64.5	63.3	80.4
Provision for credit losses-to-average loans and acceptances (annualized)	0.42	0.29	0.18	0.12	0.10
Gross impaired loans and acceptances-to-equity and allowance for credit losses	7.46	4.07	3.49	3.86	4.19
Cash and securities-to-total assets ratio	30.7	33.1	31.0	28.6	28.4
Tier 1 capital ratio – Basel II	9.48	n/a	n/a	n/a	n/a
Tier 1 capital ratio – Basel I	9.05	9.51	9.29	9.67	9.76
Credit rating
Standard & Poor’s	A+	A+	A+	AA-	AA-
Moody’s	Aa1	Aa1	Aa1	Aa1	Aa3
Fitch	AA-	AA-	AA-	AA-	AA-
DBRS	AA	AA	AA	AA	AA

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	(15.6)	(5.8)	8.0	11.3	6.0
Dividend yield	4.93	4.44	4.08	3.92	3.71
Price-to-earnings ratio (times)	14.5	15.3	14.5	14.8	15.1
Market-to-book value (times)	1.98	2.23	2.31	2.40	2.42
Net economic profit ($ millions) (a)	(127)	71	280	289	(37)
Return on average assets	0.26	0.48	0.72	0.77	0.40
Net interest margin on average earning assets	1.45	1.47	1.61	1.65	1.64
Non-interest revenue-to-total revenue	40.1	45.7	51.2	52.4	42.1
Non-interest expense growth	(3.5)	2.6	3.6	3.5	5.9
Cash non-interest expense growth (a)	(3.5)	2.6	3.6	3.4	5.9
Total capital ratio – Basel II	11.26	n/a	n/a	n/a	n/a
Total capital ratio – Basel I	11.09	11.74	11.18	11.03	11.20
Equity-to-assets ratio	4.1	4.2	4.3	4.3	4.3

All ratios in this report are based on unrounded numbers.

(a)
Refer to the “Non-GAAP Measures” section of Management’s Discussion and Analysis for an explanation of cash results and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(b)	For the period ended, or as at, as appropriate.
n/a – not applicable

     P&C Canada, our Canadian personal and commercial banking unit, reported higher earnings both year-over-year and quarter-over-quarter. “We are building momentum and I am encouraged with our progress in sharpening our focus on customers and making it easier for them to do business with us. Based on market share gains in personal and business loans relative to a year ago and the fourth quarter, we are on the right track and our initiatives will continue to pay off,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group.
     Results in our U.S. personal and commercial banking group were up from a year ago. Results decreased relative to an especially strong fourth quarter, as expected. “Our U.S. retail and commercial banking group had a solid quarter in an extremely competitive market. There was moderate volume growth but loan spreads were squeezed in the competitive lending environment,” added Mr Downe.
     “Our wealth management business continues to deliver impressive results, growing net income year-over-year. The business has been successful at managing discretionary expense levels to the revenue environment, which should place it in good stead in this softer revenue growth environment.
     “In the first quarter of 2008, we faced challenges due to the capital markets environment. Global financial markets have been significantly affected by a re-pricing of credit risk and BMO, like others, has been impacted by this change. Market participants were not being adequately compensated for risk, and the market is now adjusting for this. As these adjustments take place, volatility has increased and credit spreads have widened. Our results in BMO Capital Markets this quarter reflect this, but we are committed to producing high stable ROE in that business and we are taking the steps needed to reduce risk and volatility of results,” Mr. Downe added.
     “We are reducing the size of our off-balance sheet businesses and seeking a better balance between risk and return. To reduce volatility and improve profitability, we are ensuring that our trading activities are primarily supporting clients with whom we have broad and valuable relationships. We will also reduce capital allocated to other trading areas and to certain of our lending portfolios where returns are not sufficiently attractive. And, our risk management group will assume increased direct corporate oversight into risk-return decisions made by the businesses.”
     Corporate Services earnings reflected higher provisions for credit losses and lower revenues, offset in part by reduced expenses.
     Mr. Downe indicated that, “Credit quality is typical for this stage of the credit cycle, when we start seeing emerging deterioration in the performance of customer accounts. We have seen an increase in delinquencies which, while still below the industry average, is an early indicator of coming credit losses. We are, however, confident that over time we will maintain the credit quality advantage we have historically achieved.
     “Conditions are particularly difficult in some of our capital markets businesses. We have responded to these challenges in a number of ways in all of our businesses. We continue to focus on expense management, slowing the pace of spending on initiatives where appropriate, ensuring the benefits of discretionary spending produce maximum return and redirecting resources accordingly. Due to our consistent commercial lending practices, we expect opportunities to capture more business in more difficult market conditions. And we have responded to aggressive pricing in the retail market where customer retention/capture is at stake.”
     Subsequent to the quarter end, we announced a proposal to provide senior-ranked support for the funding of our U.K.-based structured investment vehicles (SIVs). BMO liquidity facilities would backstop the repayment of senior note obligations to facilitate access to further senior funding, provide the SIVs with supplemental funding and permit them to continue the strategy of an orderly sale of assets to better realize on their value. This is discussed in more detail in the Market Environment section on page 6.
     Results in the current quarter and in the first and fourth quarters of 2007 included significant items that lowered net income, as summarized below and detailed in the Significant Items section.

Net Income Summary

(Canadian $ in millions)	Q1-2008	Q4-2007	Q1-2007
Net income as reported	255	452	348

Significant Items[1] (after tax)
Commodities losses[2]	—	16	237
Charges related to deterioration in capital markets[3]	324	211	—
Increase in the general allowance	38	33	—
Restructuring charges	—	15	88

Total significant items	362	275	325

Net income excluding significant items[4]	617	727	673

(1)	Significant items are discussed in detail in the Significant Items section on page 7.

(2)	Commodities losses in Q1 2008 were $12 million ($8 million after tax) and were not considered a significant item in the first quarter of 2008.

(3)	Reduced performance-based compensation associated with the charges has not been included in the determination of significant items.

(4)	These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 to the preceding Operating Performance Highlights and the Non-GAAP Measures section that follows, which outline the use of non-GAAP measures in this document
BMO Financial Group First Quarter Report 2008 — 1

Operating Segment Overview
P&C Canada
Net income was $302 million, up $5 million or 1.7% from a year ago and $15 million or 4.6% from the fourth quarter. Revenue increased $45 million or 3.8% from a year ago, led by accelerated balance growth across most products, improved mix and increased insurance revenue. Margins decreased from a year ago but improved relative to the fourth quarter.
     Expenses increased more than revenues year-over-year, primarily due to increased employee-related expenses and initiative spending. Going forward, we intend to maintain our investments in key strategic initiatives and, mindful of interest rate pressures, continue to manage our tactical spending.
     In personal banking, we continued to see growth in most products, particularly higher-spread loans and cards, as well as higher insurance revenue. Mortgages increased from the fourth quarter as growth in branch-originated mortgages more than offset the impact of our exit from third-party and broker mortgage channels. Personal deposits were up from a year ago and the fourth quarter and market share for personal deposits rose from the fourth quarter. We are seeing encouraging signs that our deposit initiatives are gaining traction. We’re confident that the initiatives put in place in 2007 and 2008 will continue to drive further improvements.
     In commercial banking, where we have earned a reputation for being a consistent lender throughout the business cycle, we increased our market share year-over-year and quarter-over-quarter and there was continued good growth in both commercial loans and deposits, priority areas for BMO.
     Cards and payment services revenues increased year-over-year on improved volumes and transactions.
P&C U.S.
Net income was US$26 million, up US$1 million or 5.2% from a year ago. Revenue increased US$19 million or 9.9%, largely due to the inclusion of First National Bank & Trust’s operating results. Net income decreased relative to very strong results in the fourth quarter.
     P&C U.S. has operated in a difficult environment since 2006, with intense competition, soft housing markets and lower economic growth. Management has focused on effectively managing expenses, while still investing in growing the business, in the difficult operating environment. We are actively managing expenses associated with integrating acquired businesses, and are redirecting our talent and resources for maximum return. The market has faced disruption related to local acquisitions by Bank of America and National City and we continue to successfully and aggressively target customers and talent in this environment.
     A number of financial institutions have experienced difficulties with exposure to subprime mortgages. P&C U.S. does not originate subprime mortgage programs and has very little retail exposure with subprime characteristics.
     We completed the acquisitions of Wisconsin-based Ozaukee Bank and Merchants and Manufacturers Bancorporation, Inc. on February 29, 2008. These acquisitions add 41 full-service branches to our banking network.
Private Client Group
Net income was $98 million, up $7 million or 7.6% from a year ago. Revenue increased $13 million and 2.7% or by $25 million and 5.0% excluding the impact of the weaker U.S. dollar. The improvement was attributable to increased deposits in our brokerage businesses, higher trust and investment revenues in North American Private Banking and a change to a fixed fee charge in BMO Mutual Funds. Assets under management and administration have been affected by weaker equity and fixed income markets.
     Private Client Group completed the acquisition of Pyrford International plc on December 14, 2007. Pyrford expands the group’s international asset management capabilities outside of North America.
     The group continues to innovate and be recognized for its products and services. For the second consecutive year, BMO Mutual Funds was awarded the Dalbar, Inc. Mutual Fund Service Award for best overall customer service in both the English and French language categories. Guardian Group of Funds won the 2007 Canadian Investment Award for Science and Technology Equity Fund. The Canadian Investment Awards, Canada’s premier awards program, recognizes excellence in the Financial Services industry. On November 28, 2007, Full-Service Investing added Inhance Investment Management’s Canadian Socially Responsible Investing (SRI) Portfolio to the BMO Nesbitt Burns Architect Program. Offering retail investors an SRI portfolio as a separately managed account is a first in Canada.
BMO Capital Markets
The group incurred a net loss of $34 million, compared with a net loss of $20 million a year ago. Excluding significant items in the current quarter and the first quarter of 2007, net income rose $73 million to $290 million, in large part due to the benefit of lower performance-based compensation. Significant items are discussed in the Significant Items section on page 7.
     Market conditions were difficult, but on a basis that excludes significant items in both periods, revenue increased $38 million or 5.2% from a year ago with strong growth in our interest-rate-sensitive businesses and increases in commissions and foreign exchange trading. Commodities losses continued to decrease. They were $12 million in the current quarter and are not expected to be significant in 2008.
     BMO Capital Markets participated in a number of significant deals in the quarter, including acting as joint book-runner in Franco-Nevada’s $1.25 billion IPO, the largest mining IPO in North American history. We also participated in the largest private placement in South American history, acting as joint book-runner in Brazil’s OGX Petroleo E Gas issue of US$1.28 billion of preferred shares. In addition, we were co-manager of Agrium’s follow-on common share offering, with gross proceeds of $1.375 billion. New issuance activity was down slightly from the fourth quarter of 2007. BMO Capital Markets was involved in 84 new issues in the quarter, including 21 corporate debt deals, 23 government debt deals, two issues of preferred shares and 38 common equity transactions, raising $32.5 billion.

2 — BMO Financial Group First Quarter Report 2008

Performance Targets
Given the significance of charges recorded in the first quarter, our current expectations in respect of fiscal 2008 provisions for credit losses, the prolonged difficulties in the capital markets environment and the expectation that the economy will not perform as well as anticipated when we established our targets, we do not expect to achieve our annual earnings targets. We anticipate that specific provisions for credit losses of $170 million in the current quarter are indicative of the quarterly run-rate for the balance of the year.

Annual Targets for 2008		Performance to January 31, 2008*

ú	10% to 15% EPS growth from a base of $5.24[1]	ú	EPS of $0.55, down 58% from $1.30 a year ago

ú	ROE of 18% to 20%	ú	ROE of 7.8% annualized
ú	Specific provision for credit losses of $475 million or less	ú	Specific provision for credit losses of $170 million
ú	Tier 1 Capital Ratio of at least 8.0% on a Basel II basis	ú	Tier 1 Capital Ratio of 9.48% on a Basel II basis

ú	Cash operating leverage of at least 2.0%	ú	Cash operating leverage of - 20.7%

		*	Excluding changes in the general allowance

1) The base excluded the impact of restructuring, changes in the general allowance and commodities losses
Excluding the impact of significant items for purposes of assessing performance relative to our targets, EPS growth would be -8.5%, ROE would be 16.8% and cash operating leverage would be -1.8%
The above table contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
BMO Financial Group First Quarter Report 2008 — 3

Management’s Discussion and Analysis
MD&A commentary is as of March 4, 2008. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended January 31, 2008, included in this document, and the annual MD&A for the year ended October 31, 2007, included in BMO’s 2007 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

			Increase (Decrease)		Increase (Decrease)
(Unaudited) (Canadian $ in millions, except as noted)	Q1-2008		vs. Q1-2007		vs. Q4-2007

Net interest income	1,214	18	2%	18	2%
Non interest revenue	812	(58)	(7%)	(192)	(19%)

Revenue	2,026	(40)	(2%)	(174)	(8%)
Specific provision for credit losses	170	118	+100%	69	68%
Increase in the general allowance	60	60	100%	10	20%

Total provision for credit losses	230	178	+100%	79	52%
Non-interest expense	1,614	76	5%	(17)	(1%)
Restructuring charge	–	(135)	(100%)	(24)	(100%)

Total non-interest expense	1,614	(59)	(4%)	(41)	(3%)
Income taxes	(91)	(65)	(+100%)	(14)	(20%)
Non-controlling interest in subsidiaries	18	(1)	(4%)	(1)	(4%)

Net income	255	(93)	(27%)	(197)	(44%)

Amortization of intangible assets (after tax)	8	(1)	(11%)	(1)	(11%)
Cash net income (1)	263	(94)	(26%)	(198)	(43%)
Earnings per share – basic ($)	0.48	(0.20)	(29%)	(0.41)	(46%)
Earnings per share – diluted ($)	0.47	(0.20)	(30%)	(0.40)	(46%)
Cash earnings per share – diluted ($) (1)	0.49	(0.19)	(28%)	(0.40)	(45%)
Return on equity (ROE)	6.7%		(2.5%)		(5.5%)
Cash ROE (1)	6.9%		(2.6%)		(5.6%)
Productivity ratio	79.7%		(1.3%)		4.5%
Cash productivity ratio (1)	79.2%		(1.2%)		4.5%
Operating leverage	1.5%		nm		nm
Cash operating leverage (1)	1.5%		nm		nm
Net interest margin on earning assets	1.45%		(0.19%)		(0.02%)
Effective tax rate	(50.3%)		(42.5%)		(31.0%)

Capital Ratios (2)
Tier 1 Capital Ratio	9.48%		nm		nm
Total Capital Ratio	11.26%		nm		nm
Net income:
Personal and Commercial Banking	328	2	1%	8	2%
P&C Canada	302	5	2%	15	5%
P&C U.S.	26	(3)	(10%)	(7)	(18%)
Private Client Group	98	7	8%	(5)	(5%)
BMO Capital Markets	(34)	(14)	(74%)	(80)	(+100%)
Corporate Services, including Technology and Operations (T&O)	(137)	(88)	(+100%)	(120)	(+100%)

BMO Financial Group Net Income	255	(93)	(27%)	(197)	(44%)

(1)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section that follows, which outlines the use of non-GAAP measures in this document.

(2)	Variances have not been provided as the basis of computation is no longer comparable. In the current quarter, capital ratios are computed under Basel II versus on a Basel I basis in prior periods. On a Basel I basis, in Q4 2007 the Tier 1 capital ratio was 9.51% and the total capital ratio was 11.74% and in Q1 2007, the ratios on a Basel 1 basis were 9.76% and 11.20%, respectively. See the Capital Management section.

nm – not meaningful.
4 • BMO Financial Group First Quarter Report 2008

Management’s Responsibility for Financial Information
BMO’s CEO and Acting CFO have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended January 31, 2008 and relating to the design of our disclosure controls and procedures and internal control over financial reporting.
          BMO’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of BMO; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          There were no changes in our internal control over financial reporting during the quarter ended January 31, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
          As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.
          A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2007 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2008 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
          By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
          The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
          We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2007 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
          Assumptions about the level of asset sales, expected asset sale prices and risk of default of the underlying assets of the structured investment vehicles were material factors we considered when establishing our expectations of the future performance of our interests in the structured investment vehicles discussed in this document. Key assumptions included that assets would continue to be sold with a view to reducing the size of the structured investment vehicles, under various asset price scenarios.
          Assumptions about the level of defaults and losses on defaults were material factors we considered when establishing our expectation of the future performance of the transactions that Apex and Sitka Trusts have entered into. Key assumptions included that the level of defaults and losses on defaults would be consistent with historical experience.
          Assumptions about the risk level of our commodities portfolio and liquidity levels in the energy derivative markets and how that will affect the performance of our commodities business were material factors we considered in making the forward-looking statements regarding our commodities business set out in this document. Key assumptions included that the current risk level of the portfolio and liquidity levels in the energy derivative markets would remain stable.
          Assumptions about the performance of the Canadian and U.S. economies in 2008 and how it will affect our businesses were material factors we considered when setting our strategic priorities and objectives, and when determining our financial targets, including provisions for credit losses. Key assumptions were that the Canadian economy will expand at a moderate pace in 2008 while the U.S. economy expands modestly, and that inflation will remain low in North America. We also assumed that interest rates in 2008 will decline slightly in Canada and the United States, and that the Canadian dollar will trade at parity to the U.S. dollar at the end of 2008. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. We now anticipate weaker economic growth in Canada and that the United States will slip into a mild recession in the first half of 2008. We also expect lower interest rates and a somewhat weaker Canadian dollar than when we established our 2008 financial targets. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.
BMO Financial Group First Quarter Report 2008 • 5

Economic Outlook
We anticipate that the Canadian economy will grow more slowly in 2008 than in 2007. While falling interest rates and high commodities prices should continue to support domestic demand, the weak U.S. economy and strong Canadian dollar will continue to weigh on exports. Housing market activity and residential mortgage growth are expected to moderate as past increases in prices have reduced affordability. Business investment is expected to slow, though ongoing strength in the resource sector should provide support to business loan growth. Growth in consumer spending and personal credit are expected to moderate in 2008 from elevated rates of recent years, as gains in employment slow. However, domestic demand should be supported by low and falling interest rates. Canadian interest rates are projected to decline further as the Bank of Canada addresses a weakening economy. The Canadian dollar is expected to trade below par with the U.S. dollar as commodity prices are likely to moderate in the face of softer global demand. As in recent years, the resource-based western provinces should outperform Central and Atlantic Canada, as manufacturers will continue to face challenging conditions.
          The U.S. economy is projected to slip into a mild recession in the first half of 2008. The correction in housing markets shows no sign of ending, implying further weakness in mortgage demand. Consumer confidence has been depressed by tighter credit standards, lower home values and high fuel bills. Accordingly, personal consumption is expected to slow sharply this year, curbing growth in personal credit. Companies will likely scale back investments, resulting in slower growth in business credit. Capital markets activity is expected to remain volatile until the uncertainty in structured credit markets abates. Substantial interest rate reductions from the Federal Reserve are expected to continue in the first half of the year. Lower interest rates and sizeable tax rebates should spur an economic recovery in the second half of the year.
          This Economic Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
Market Environment
BMO’s investment in ABCP of six BMO-sponsored Canadian securitization conduits have declined to $1,797 million as at January 31, 2008, compared with $5,931 million at October 31, 2007. We have commitments to provide backstop liquidity facilities to these conduits totalling up to $23.0 billion. The assets of these conduits consist primarily of Canadian residential mortgages and auto loans and leases and none have exposure to U.S. subprime residential mortgages. No losses have been recorded on the ABCP in these conduits.
          We hold ABCP of third-party Canadian conduits as at January 31, 2008 with a carrying value of $302 million, compared with $308 million at October 31, 2007. We have no backstop liquidity commitments to these conduits. Realization on our investment in the non-bank-sponsored conduits will be affected by the outcome of the agreement reached among certain non-bank-sponsored Canadian ABCP conduits and investors known as the Montreal Accord. BMO is fully supportive of the resolution of the Montreal Accord.
          We also sponsor Apex Trust (including Sitka Trust) [referred to as Apex], which provides credit protection on highly-rated leveraged super senior tranches of a diversified pool of U.S. and European corporate credits via credit default swaps. Stakeholders in Apex, including BMO, are engaged in discussions with respect to a potential restructuring of Apex. If successful, a restructuring would preserve the underlying economic value that continues to exist. BMO believes that the actual credit losses that will be realized over time in the transactions that Apex has entered into should be very modest. The mark-to-market charges that have been taken in Apex reflect the widening of credit spreads and not actual realized credit losses. BMO may decide to increase its investment in Apex as part of a restructuring transaction if it determines that it is in its interests to do so. BMO also noted that, with the restructuring discussions ongoing, no stakeholders had taken steps to enforce rights they may have as a result of the default of Apex.
          While these credit default swaps in Apex had significant mark-to-market losses at January 31, 2008, the underlying corporate credits have experienced virtually no defaults. In the first quarter, we recorded charges of $130 million on our exposure to Apex. Charges taken in BMO’s fourth quarter of 2007 and first quarter of 2008 in connection with Apex total $210 million, leaving BMO with a net position of $495 million as at January 31, 2008 in respect of investments and guarantees to third parties. The charges that BMO has taken as at January 31, 2008 reflected its expectations of the potential for a successful restructuring.
          Since the quarter end, BMO has been in active negotiations to restructure Apex. On February 27th, Apex was unable to roll its notes and, as a result, did not meet its payment obligations. In addition, Apex failed to satisfy collateral calls. If no restructuring agreement is reached, BMO expects to record a charge of approximately $500 million related to its remaining Apex exposure in the quarter ending April 30, 2008. There is also additional risk should Apex not successfully be restructured. One noteholder of Apex is disputing BMO’s demand for the return of a $400 million funds transfer. In addition, a swap counterparty is disputing its obligations of up to $600 million to BMO under an agreement and with respect to a total return swap transaction that the counterparty had previously confirmed. While BMO is confident in its position and will vigorously pursue its rights in

6 • BMO Financial Group First Quarter Report 2008

these matters, it is not possible to determine the amount or probability of losses, if any, or whether any potential charges will be taken in the quarter ending April 30, 2008. It is anticipated that if a restructuring is successful, these matters would be dealt with as part of the restructuring.
          We hold capital notes of BMO-managed London-based SIVs, Links Finance Corporation and Parkland Finance Corporation with a carrying value of Cdn$33 million at January 31, 2008. The capital notes are unsecured limited recourse investments that are subordinated to all other credit obligations of the SIVs. The net asset value of the SIVs capital notes as at February 28, 2008 was approximately US$755 million for Links and approximately €127 million for Parkland. The assets of Links and Parkland, net of cash, have been reduced from US$23.4 billion and €3.4 billion, respectively, as of July 31, 2007 to US$13.2 billion (net of cash of US$2.4 billion) and €1.4 billion (net of cash of €0.3 billion) as of January 31, 2008. As of March 3, 2008, the assets of Links and Parkland, net of cash, were approximately US$10 billion and €1 billion, respectively. This reduction principally reflects progress to date in the strategy to reduce the size of the SIVs. At January 31, 2008, we held Cdn$1.4 billion of senior notes, which rank higher than the capital notes of the vehicles.
          On February 19, 2008, we announced a proposal to provide senior-ranked support for the funding of Links and Parkland. A definitive agreement is now in place to provide support to the SIVs through BMO liquidity facilities. The facilities will backstop the repayment of senior note obligations to facilitate the SIVs access to further senior funding, provide the SIVs with supplemental funding, and permit the SIVs to continue the strategy of selling assets in an orderly manner to better realize on their value. The liquidity facilities, which include previous financial support provided by BMO, are capped at a maximum of approximately US$11 billion related to Links and €1.2 billion for Parkland. Given the terms and conditions of the liquidity facilities and the maturity profile of the senior notes, the amount to be drawn is expected to be approximately one half of the maximum amount of the facilities.
          In making this decision we considered a number of facts.
The strength of BMO’s financial position as well as the quality of the SIVs’ assets allows BMO to extend this support without any material adverse impact on its financial position. The asset quality of the SIVs is high with over 90 per cent of assets rated AA or better by Moody’s and over 80 per cent rated AA or better by Standard & Poor’s (S&P’s); certain of the assets ratings are on watch. On February 25th, in anticipation of signing these agreements, S&P’s ratings on the senior notes of the SIVs were changed to AA-. On March 3rd, upon signing these agreements, Moody’s confirmed the ratings of the senior notes at AAA, and simultaneously removed from review those notes that were under review for downgrade. The SIVs hold minimal U.S. subprime mortgages. The advances under the liquidity facilities will rank ahead of the subordinate capital notes. Capital note holders will continue to bear the economic risk from actual losses up to the full amount of their investment and BMO is not providing any protection from the economic risk to capital note holders, now or in the future. The impact on Tier 1 Capital is not material and the amount of these liquidity facilities represents approximately 3 per cent of BMO’s total assets at January 31, 2008. Asset sales and maturities and the maturity profile of the senior notes reduce the size of the expected funding to a level significantly below the full amount of the liquidity facilities.
          BMO has committed to provide liquidity support facilities of $10.2 billion to our U.S.-sponsored ABCP conduit, Fairway Finance Company, LLC, and $624 million of the facilities have been drawn down at January 31, 2008. In the first quarter, a specific provision of $39 million was taken against amounts advanced under the liquidity facility. There is no ABCP on BMO’s balance sheet related to this conduit.
          Given the uncertainty in the capital markets environment, our investments in ABCP, SIVs, structured finance vehicles, Fairway and other mark-to-market investments could experience further valuation gains and losses due to changes in market value.
          This Market Environment section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
Significant Items
Q1 2008
In the first quarter of 2008, as previously-announced, BMO recorded $548 million ($362 million after tax and $0.72 per share) of charges for certain trading activities and valuation adjustments and an increase in the general provision for credit losses. They included $488 million ($324 million after tax) in BMO Capital Markets in respect of: losses on exiting positions related to monoline insurer ACA Financial Guarantee Corporation ($158 million); trading and structured-credit related positions, preferred shares, third party Canadian conduits and other mark-to-market losses ($177 million); investments in Apex, a structured finance vehicle that BMO sponsored but to which BMO has not provided backstop liquidity ($130 million); and capital notes in the Links and Parkland SIVs ($23 million). BMO has no further exposure to ACA. Reduced performance-based compensation associated with the charges has not been included in the determination of the impact of significant items.
          The $177 million charge above was primarily due to the impact of widening credit spreads on a number of our trading portfolios. The charge is comprised of a number of items, the largest of which is $78 million for counterparty credit risk on our derivative assets, with approximately half related to monoline insurers (other than ACA) and similar credit derivative companies. BMO holds $184 million of derivative assets on its balance sheet as of January 31, 2008 related to monoline insurers (other than ACA) and similar credit derivative companies. Contracts with these companies mostly relate to collateralized debt obligations and credit default swaps within our trading portfolio and provide protection against losses arising from defaults. These instruments have minimal subprime exposure. The protection provided is on our total notional portfolio value of $3.9 billion as at January 31, 2008. BMO also holds $962 million of municipal bonds insured by monolines, as at January 31, 2008.
          The $488 million charge included reductions in trading non-interest revenue ($420 million), investment securities gains ($23 million) and other income ($45 million).
          Corporate Services results included a $60 million ($38 million after tax) increase in the general allowance for credit losses to reflect portfolio growth and risk migration.
          The impact of significant items is further set out in the tables that follow.

BMO Financial Group First Quarter Report 2008 • 7

Q1 2007
In the first quarter of 2007, BMO recorded $644 million ($325 million after tax and $0.63 per share) of charges. We recorded commodities trading losses in trading non-interest income of $509 million which, net of an $87 million reduction in performance-based compensation and reduced income taxes, lowered net income in BMO Capital Markets in the first quarter of 2007 by $237 million. We also recorded a restructuring charge of $135 million ($88 million after tax) in Corporate Services.
Q4 2007
In the fourth quarter of 2007, BMO recorded charges of $416 million ($275 million after tax and $0.55 per share). They included $342 million ($227 million after tax) of charges recorded in BMO Capital Markets comprised of $318 million of charges for certain trading activities and valuation adjustments and $24 million of commodities losses. We also recorded $74 million ($48 million after tax) of charges in Corporate Services consisting of a $50 million increase in the general allowance for credit losses and a $24 million net restructuring charge.
          The $318 million of charges for certain trading activities and valuation adjustments included: $169 million in respect of trading and structured-credit related positions and preferred shares; $134 million related to Canadian ABCP; and $15 million related to capital notes in the Links and Parkland SIVs. The Canadian ABCP charges reflected $80 million for our investment in commercial paper issued by Apex and $54 million for our investment in commercial paper issued by non-bank sponsored conduits. Both write-downs used an estimated mark-to-market adjustment of 15%. Reduced performance based compensation associated with the charges has not been included in the determination of significant items.
          The $342 million of charges in BMO Capital Markets consisted of reductions of $317 million in trading non-interest revenue, $10 million of trading net interest income and $15 million of securities gains, other than trading.
Non-GAAP Measures
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The following table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
          Management discloses amounts on a basis that adjusts for certain significant items. Amounts and measures stated on a basis that excludes the significant items are considered useful as they would be expected to be more reflective of ongoing operating results. These significant items included: charges related to certain trading activities and valuation adjustments in the first quarter of 2008 and fourth quarter of 2007; losses in our commodities business in 2007 (including associated performance-based compensation); restructuring charges recorded in the first and fourth quarters of 2007; and changes in the general allowance for credit losses. Since such charges tend to be irregular, adjusting for them is helpful in assessing quarterly trends in results.
          Cash earnings, cash productivity and cash operating leverage measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third- party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity and cash operating leverage measures.
          BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes revenue of its operating groups, and ratios of the groups computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. The offset to the group teb adjustments is reflected in Corporate Services. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully-taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios of our operating groups are stated on a taxable equivalent basis, unless indicated otherwise.
          Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.

8 • BMO Financial Group First Quarter Report 2008

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q1-2008	Q4-2007	Q1-2007

Non-interest expense (a)	1,614	1,631	1,538
Restructuring charge (b)	–	24	135

Total non-interest expense (c)	1,614	1,655	1,673
Amortization of intangible assets	(10)	(11)	(11)

Cash-based non-interest expense (d) (note 1)	1,604	1,644	1,662

Net income (e)	255	452	348
Amortization of intangible assets, net of income taxes	8	9	9

Cash net income (f) (note 1)	263	461	357
Preferred share dividends	(15)	(12)	(9)
Charge for capital (note 1)	(375)	(378)	(385)

Net economic profit (note 1)	(127)	71	(37)

Restructuring charge (b)	–	24	135
Related income taxes (g)	–	9	47

Net impact of restructuring (h)	–	15	88

Commodities losses (i) (note 2)	–	24	509
Performance – based compensation (j)	–	–	(87)
Related income taxes (k)	–	8	185

Net impact of Commodities losses (l)	–	16	237

Charges related to deterioration in capital markets environment (m)	488	318	–
Related income taxes (o)	164	107	–

Net impact of charges related to capital markets environment (p)	324	211	–

Increase in general allowance	60	50	–
Related income taxes (q)	22	17	–

Net impact of increase in general allowance (r)	38	33	–

Net impact of significant items (h+l+p+r) (1)	362	275	325

Note 1: These are non-GAAP amounts or non-GAAP measures.
Note 2: Commodities losses in Q1 2008 were $12 million ($8 million after tax) and were not considered a significant item in the first quarter of 2008
BMO Financial Group First Quarter Report 2008 • 9

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q1-2008	Q4-2007	Q1-2007

Revenue (s)	2,026	2,200	2,066
Non-interest expense (c)	1,614	1,655	1,673
Cash-based Non-interest expense (d)	1,604	1,644	1,662
Income tax (t)	(91)	(77)	(26)
Productivity ratio (%) ((c/s) x 100)	79.7	75.2	81.0
Cash productivity ratio (%) ((d/s) x 100) (note 1)	79.2	74.7	80.4
Revenue Growth (%) (u)	(2.0)	(10.6)	(16.7)
Non-interest expense Growth (%) (v)	(3.5)	2.6	5.9
Cash-based Non-interest expense Growth (%) (w) (note 1)	(3.5)	2.6	5.9
Operating leverage (%) (u-v)	1.5	(13.2)	(22.6)
Cash operating leverage (%) (u-w) (note 1)	1.5	(13.2)	(22.6)
EPS (uses net income) ($)	0.47	0.87	0.67
Cash EPS (note 1) (uses cash net income) ($)	0.49	0.89	0.68
Effective tax rate (%) (t/(e+t))	(50.3)	(19.3)	(7.8)

Measures on a basis that excludes the impact of significant items (note 1)
Revenue (s+i+m) (2)	2,514	2,542	2,575
Non-interest expense (c-b-j) (3)	1,614	1,631	1,625
Cash-based expense (d-b-j) (4)	1,604	1,620	1,614
Income tax (t+g+k+o+q) (5)	95	64	206
Net income (e+1) (6)	617	727	673
Cash net income (f+1)	625	736	682
Productivity ratio (%) ((3/2) x 100)	64.2	64.2	63.1
Cash productivity ratio (%) ((4/2) x 100)	63.8	63.7	62.7
Revenue Growth (%) (x)	(2.4)	3.3	3.8
Non-interest expense Growth (%) (y)	(0.6)	1.1	2.8
Cash-based expense Growth (%) (z)	(0.6)	1.1	2.9
Operating leverage (%) (x-y)	(1.8)	2.2	1.0
Cash Operating leverage (%) (x-z)	(1.8)	2.2	0.9
EPS (uses net income excluding significant items)	1.19	1.42	1.30
Cash EPS (uses cash net income excluding significant items)	1.21	1.44	1.31
ROE (%) (uses net income excluding significant items)	16.8	19.9	18.0
Effective tax rate (%) (5/(6+5))	13.0	8.0	22.9

Note 1: These are non-GAAP amounts or non-GAAP measures.
10 • BMO Financial Group First Quarter Report 2008

Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S. dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were lowered relative to the first quarter of 2007 by the weakening of the U.S. dollar in the past year. The average Canadian/U.S. dollar exchange rate, expressed in terms of the Canadian dollar cost of a U.S. dollar, fell by 14% from a year ago. The average exchange rate in the current quarter was relatively unchanged from the fourth quarter of 2007 and had no impact on income or expense. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.
Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q1-2008
	vs.	vs.
(Canadian $ in millions, except as noted)	Q1-2007	Q4-2007

Canadian/U.S. dollar exchange rate (average)
Current period	0.9984	0.9984
Prior period	1.1617	0.9986
Decreased revenue	(44)	–
Decreased expense	64	–
Decreased provision for credit losses	24	–
Decreased income taxes	1	–

Increased net income	45	–

At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S. dollar net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter; however, the hedging transactions are not designed to offset the impact of year-over-year or quarter-over-quarter fluctuations in exchange rates. Over the course of the current quarter, the U.S. dollar strengthened, as the exchange rate increased from Cdn$0.9447 per U.S. dollar at October 31, 2007 to an average of Cdn$0.9984. As a result, hedging transactions resulted in an after-tax loss of $7 million in the quarter. The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar denominated net income for the next three months.
          The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Other Value Measures
Net economic profit was negative $127 million (see the Non-GAAP Measures section), compared with negative $37 million in the first quarter of 2007 and $71 million in the fourth quarter.
          The total shareholder return (TSR) on an investment in BMO common shares was -8.9% in the first quarter and -15.6% for the twelve months ended January 31, 2008. BMO’s average annual TSR for the five-year period ended January 31, 2008 was 10.1%.
Net Income
Q1 2008 vs Q1 2007
Net income was $255 million for the first quarter of 2008, down $93 million or 27% from a year ago. Earnings per share were $0.47, compared with $0.67. Results in both periods included significant items that are discussed in the Significant Items section on page 7. Excluding these significant items in both periods, net income was $617 million, a decrease of $56 million or 8.4% from a year ago, and EPS was $1.19, down 8.5%.
          P&C Canada net income increased $5 million. There was good volume growth across most product areas. Net interest margin was down slightly as funding cost increased, while expenses increased due largely to increased employee-related expenses and initiative spending.
          P&C U.S. net income increased US$1 million. There was good volume growth in the quarter with loan growth and increases in fee income and other non-interest revenue. Results were lowered by reduced net interest margin due to competitive pressures on pricing and customer preferences shifting from higher-spread to lower-spread loan and deposit products.
          Private Client Group net income increased $7 million or 7.6%. The increase was achieved despite softer market conditions. BMO Capital Markets net loss increased by $14 million. Excluding significant items in both periods, BMO Capital Markets net income rose by $73 million or 33%, in large part due to the benefit of reduced performance-based compensation, with favourable performance in a number of product areas.
          Corporate Services net loss was $137 million. Excluding significant items in both periods, net income fell $138 million primarily due to higher specific provisions for credit losses and lower revenues, offset in part by reduced expenses.
Q1 2008 vs Q4 2007
Reported net income decreased $197 million or 44% from the fourth quarter. Excluding significant items, net income decreased $110 million or 15%.
          In P&C Canada, net income increased $15 million. Results in the fourth quarter included $6 million of net income arising from three items: a $107 million ($83 million after tax) gain on sale of MasterCard International Inc. shares and a $43 million recovery of prior years income taxes; less a $185 million ($120 million after tax) adjustment to increase the liability for future customer redemptions related to our credit card loyalty rewards program. There was good volume growth and net interest margins increased slightly.
          P&C U.S. net income fell US$7 million from a very strong fourth quarter, as anticipated.
          Private Client Group net income decreased $5 million or 5.1%. Revenue growth of 1.7% in a difficult market environment was more than offset by increased expenses, due in part to expensing in the first quarter the annual stock-based compensation costs for employees eligible to retire.
          BMO Capital Markets net income decreased $80 million. Excluding significant items in both periods, net income rose $17 million or 6.0%. On this basis, there were lower revenues and lower performance-based compensation. Trading revenues, commissions and equity underwriting were higher but market conditions were quite challenging.

BMO Financial Group First Quarter Report 2008 • 11

          Corporate Services net loss was $120 million worse than in the fourth quarter. Excluding significant items in both periods, net income fell $130 million due to higher specific provisions for credit losses and lower revenues, mitigated in part by lower expenses.
Revenue
BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes revenue of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues.
          Total revenue decreased $40 million or 2.0% from a year ago. Excluding significant items in both periods, revenue decreased $61 million or 2.4% year-over-year.
          Revenue decreased $174 million from the fourth quarter of 2007. Excluding significant items in both periods, revenue decreased $28 million or 1.1%.
          The weaker U.S. dollar decreased revenue growth by $44 million or 2.2 percentage points year-over-year. Changes in net interest income and non-interest revenue are reviewed in the sections that follow.
Net Interest Income
          Net interest income increased $18 million or 1.5% from a year ago, driven by volume growth in the P&C Canada and BMO Capital Markets. Average earning assets increased $44 billion, due primarily to growth in trading assets and higher corporate banking assets in BMO Capital Markets as its average earning assets increased $37 billion.
          Relative to the fourth quarter, net interest income rose $18 million. Average earning assets increased $11 billion, again due primarily to higher trading assets in BMO Capital Markets, where net interest income rose strongly.
          BMO’s overall net interest margin on earning assets for the first quarter of 2008 was 1.45%, or 19 basis points lower than in the first quarter of the prior year and 2 basis points lower than in the fourth quarter. The two main drivers of a change in total bank margin are the individual group margins and the changes in the magnitude of each operating group’s assets. The year-over-year decrease of 19 basis points was mainly due to growth in lower-spread assets in BMO Capital Markets and reduced net interest income in Corporate Services. Both P&C U.S. and Private Client Group had significant margin declines but they are relatively smaller groups and their effect on the total bank margin change was minimal.
          Net interest margins declined 3 basis points in P&C Canada relative to a year ago. Its funding costs increased and ongoing competitive pressures were largely offset by positive mix factors as growth was proportionately greater in high-spread products. Relative to the fourth quarter, P&C Canada net interest margin improved largely due to an improvement in the differential between the prime and BA rates and positive product mix, partially offset by lower mortgage refinancing fees. Margins declined in P&C U.S. About 22 basis points of the decline year-over-year and relative to the fourth quarter related to the transfer of a small client-driven investment portfolio from Corporate Services. The remaining decline was due to the continuing effects of competitive pressures, shifts in customer preferences and higher levels of non-accrual loans. BMO Capital Markets margin rose from a year ago and from the previous quarter mainly due to higher spreads in interest-rate-sensitive businesses, partially offset by lower spreads in the U.S. lending portfolio. Corporate Services net interest income fell due to a large number of small items negatively impacting revenues in the current quarter and interest revenue on income tax refunds and reassessments in the fourth quarter of 2007. The decline lowered BMO’s overall margin.

Net Interest Margin (teb)*

		Increase (Decrease) vs.	Increase (Decrease) vs.
(In basis points)	Q1-2008	Q1-2007	Q4-2007

P&C Canada	264	(3)	4
P&C U.S.	297	(43)	(37)

Personal and Commercial Client Group	270	(8)	(1)
Private Client Group	867	(108)	(45)
BMO Capital Markets	65	3	13
Corporate Services, including Technology and Operations (T&O)	nm	nm	nm

Total BMO	145	(19)	(2)

Total Canadian Retail**	297	(5)	1

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.

**	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.

nm – not meaningful
12 • BMO Financial Group First Quarter Report 2008

Non-Interest Revenue
Non-interest revenue decreased $58 million or 6.7% from a year ago. Excluding significant items, non-interest revenue decreased $79 million or 5.7%, in large part due to $73 million of lower revenues in Corporate Services primarily related to lower earnings from certain subsidiaries related to a number of items and lower hedging gains, including gains on foreign exchange, as the prior year results included a large mark-to-market gain. There was growth in P&C Canada due to increased insurance revenues and in Private Client Group primarily due to higher trust and investment revenue in North American Private Banking. Excluding significant items, BMO Capital Markets non-interest revenue decreased due to reductions in investment securities gains, lending fees, and equity underwriting fees, partially offset by increased commission revenue and trading revenue.
          Relative to the fourth quarter, non-interest revenue decreased $192 million, or by $36 million and 2.7% excluding the significant items in both periods. The decrease was due to reduced revenues in Corporate Services of $53 million primarily related to lower earnings from certain subsidiaries related to a number of items and a decline in foreign exchange hedging revenue. P&C Canada revenues increased as its non-interest revenue in the fourth quarter was lowered by a $78 million net reduction in respect of a $185 million adjustment to increase our liability for future customer redemptions related to our customer loyalty rewards program and a $107 million investment securities gain on the sale of our MasterCard shares. Excluding those items, P&C Canada non-interest revenue was stable as higher insurance and securitization revenues were offset by lower revenue from cards and investment products. Private Client Group non-interest revenue increased due to higher fee-based revenue in full-service investing and increased trust & investment revenue in North American Private Banking. BMO Capital Markets non-interest revenue fell on both a reported basis and on a basis that excludes significant items. There were lower investment securities gains, trading revenues and lending fees. Fees from mergers and acquisitions and debt underwriting were also lower, partially offset by increased commission revenue and equity underwriting fees.
Non-Interest Expense
Non-interest expense decreased $59 million from a year ago to $1,614 million. Excluding significant items, non-interest expense decreased $11 million.
          The $11 million decrease was attributable to the $64 million benefit of the weaker U.S. dollar. There were higher performance-based costs and increases in salary, computer costs, professional fees and travel and business development. Benefits costs are lower as we actively manage our employee benefit offerings to maintain competitiveness while keeping our costs in check.
          There were higher expenses in each of the operating groups. Employee costs were higher, in part due to increased staffing levels in P&C Canada and Private Client Group associated with expansion of front-line sales and service staff in 2007.
          Cash operating leverage was 1.5% in the current quarter. Excluding significant items, it was -1.8% as expense growth outpaced revenue growth on this basis.
          Non-interest expense decreased $41 million or 2.5% from the fourth quarter. The fourth quarter results included a $24 million net restructuring charge. The current quarter reflected increases in salaries, benefits and performance-based compensation, including expensing in the current quarter $49 million of annual stock-based compensation costs for employees eligible to retire. There were reductions in computer costs, professional fees and travel and business development.

BMO Financial Group First Quarter Report 2008 • 13

Risk Management
The credit environment has softened from the highly favourable conditions of early 2007. The provision for credit losses this quarter totalled $230 million, consisting of $170 million of specific provisions and a $60 million increase in the general allowance. The increase in the general allowance was attributable to portfolio growth and risk migration. Specific provisions include a $39 million charge in respect of a single enterprise. In the first quarter of 2007, there were $52 million of specific provisions, compared with $101 million of specific provisions and a $50 million increase in the general allowance in the fourth quarter of 2007.
          Specific provisions in the current quarter represented 31 basis points of average net loans and acceptances, including securities borrowed or purchased under resale agreements, compared with 10 basis points a year ago, 19 basis points in the fourth quarter of 2007 and a 15 basis point average over the past five fiscal years.
          New impaired loan formations totalled $708 million in the quarter, up from $238 million in the fourth quarter and $113 million a year ago. Of the $470 million increase from the fourth quarter, $459 million was attributable to a single enterprise. Formations are in line with expectations at this stage of the economic cycle. There were $3 million of impaired loan sales in the quarter, compared with sales of $11 million in the fourth quarter. There were no sales of impaired loans a year ago.
          Gross impaired loans and acceptances were up appreciably from the fourth quarter and a year ago due to the formations discussed above.
          The total allowance for credit losses of $1,227 million at the end of the quarter was comprised of a specific allowance of $250 million and a general allowance of $977 million. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis and increased $79 million from the end of the previous fiscal year due to the $60 million provision and the $19 million impact of the change in the Canadian/U.S. dollar exchange rate.
          BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, which, excluding securities borrowed or purchased under resale agreements, represented 78.2% of the loan portfolio at the end of the quarter, down from 82.2% a year ago and 78.6% at the end of the fourth quarter.
          We expect the credit environment to continue to be challenging in 2008, as U.S. commercial real estate, industrials and manufacturing, retailing and tourism-related sectors remain weak. These sectors continue to be impacted by high input costs, a strong Canadian dollar and/or the slowdown in the U.S. economy. Evidence of credit deterioration tends to lag a slowing in the economy.
          Reflective of our position in a deteriorating credit cycle, gross impaired loans are expected to increase in fiscal 2008 from historically low levels.
          We do not expect to achieve our annual target of specific provisions of $475 million or less in fiscal 2008. We anticipate that specific provisions for credit losses of $170 million in the current quarter are indicative of the quarterly run-rate for the balance of the year.
          BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 68 to 71 of BMO’s 2007 Annual Report. Trading and Underwriting Market Value Exposure (MVE) was little changed quarter-over-quarter, while Earnings Volatility has increased quarter-over-quarter primarily due to higher exposure in the mark-to-market credit portfolios, driven by higher observed credit spreads and credit spread volatilities.
          To align with the regulatory definition of risk classifications, effective the beginning of fiscal 2008, general credit spread risk and interest rate risk have been combined and are now reported in the ‘Interest Rate Risk (Mark-to-Market)’ line in the Total Trading and Underwriting MVE Summary. This change does not impact the Total MVE result but only the way in which the results are reported. MVE data for October 31, 2007 has been restated to reflect this change. There have been no significant changes to our market risk management practices over the quarter.
          There have been no significant changes to the levels of structural market risk and liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a sound position despite recent market developments. There was no significant change in our structural market risk management practices during the quarter.
          This Risk Management section and the following Income Taxes section contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

14 • BMO Financial Group First Quarter Report 2008

Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q1-2008	Q4-2007	Q1-2007

New specific provisions	205	152	86
Reversals of previously established allowances	(13)	(27)	(12)
Recoveries of loans previously written-off	(22)	(24)	(22)

Specific provision for credit losses	170	101	52
Increase in the general allowance	60	50	–

Provision for credit losses	230	151	52

Specific PCL as a % of average net loans and acceptances (annualized)	0.31%	0.19%	0.10%
PCL as a % of average net loans and acceptances (annualized)	0.42%	0.29%	0.10%

Changes in Gross Impaired Loans and Acceptances (GIL)

(Canadian $ in millions, except as noted)

GIL, Beginning of Period	720	618	666
Additions to impaired loans & acceptances	708	238	113
Reductions in impaired loans & acceptances (1)	21	(19)	43
Write-offs	(102)	(117)	(74)

GIL, End of Period	1,347	720	748

GIL as a % of gross loans & acceptances	0.63%	0.36%	0.36%
GIL as a % of equity and allowances for credit losses	7.46%	4.07%	4.19%

(1)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations (Q1-08 $87MM; Q4-07 $73MM; and Q1-07 $68MM).
Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

(After-tax Canadian equivalent)	Market value exposure (MVE)		12-month earnings volatility

	Jan. 31 2008	Oct. 31 2007	Jan. 31 2008	Oct. 31 2007

Trading and Underwriting	(17.7)	(18.2)	(17.3)	(12.6)
Structural	(226.2)	(231.6)	(24.4)	(24.2)

BMO Financial Group	(243.9)	(249.8)	(41.7)	(36.8)

*	Measured at a 99% confidence interval. Losses are in brackets.
Total Trading and Underwriting MVE Summary ($ millions)*

	For the quarter ended January 31, 2008				As at October 31, 2007
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end

Commodities Risk	(3.9)	(4.3)	(6.3)	(2.5)	(2.7)
Equity Risk	(10.6)	(12.2)	(17.7)	(7.9)	(9.5)
Foreign Exchange Risk	(0.3)	(1.6)	(4.3)	(0.3)	(0.9)
Interest Rate Risk (Mark-to-Market)	(13.4)	(13.4)	(21.4)	(8.7)	(10.0)
Diversification	8.4	10.3	nm1	nm1	9.2

Comprehensive Risk	(19.8)	(21.2)	(27.8)	(14.5)	(14.0)
Interest Rate Risk (accrual)	(1.3)	(5.1)	(9.3)	(1.3)	(9.1)
Issuer Risk	(6.1)	(5.8)	(7.7)	(4.2)	(4.9)

Total MVE	(27.2)	(32.1)	(37.2)	(25.8)	(28.0)

nm – not meaningful
*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
(1)	Computation of a diversification effect for the high and low is not meaningful.
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*

(After-tax Canadian equivalent)	Economic value sensitivity		Earnings sensitivity over the next 12 months

	Jan. 31 2008	Oct. 31 2007	Jan. 31 2008	Oct. 31 2007

100 basis point increase	(184.9)	(201.1)	(17.3)	6.6
100 basis point decrease	133.9	138.6	28.7	(15.4)

200 basis point increase	(427.5)	(438.1)	(43.9)	0.4
200 basis point decrease	254.7	234.0	62.1	(17.0)

*	Losses are in brackets and benefits are presented as positive numbers.
BMO Financial Group First Quarter Report 2008 • 15

Income Taxes
As explained in the Revenue section, in fiscal 2008, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We continue to assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and to report accordingly. There was an income tax recovery of $91 million, compared with recoveries of $26 million in the first quarter of 2007 and $77 million in the fourth quarter of 2007. The effective rate for the quarter was a recovery rate of 50.3%, compared with recovery rates of 7.8% in the first quarter a year ago and 19.3% in the fourth quarter. The capital markets losses reflected as significant items were attributable to higher tax-rate jurisdictions.
          Excluding the impact of significant items, the effective rate for the quarter was 13.0%, compared with 22.9% a year ago and 8.0% in the fourth quarter. The decrease in the effective rate from the first quarter of 2007 was mainly attributable to a relatively higher proportion of income from lower-tax-rate jurisdictions in the current quarter. The increase from the fourth quarter was primarily due to the favourable resolution of certain tax matters resulting in the recovery of prior period income taxes in the fourth quarter of 2007. While rates will vary from quarter to quarter due to one time adjustments and significant items, our current estimate is that the sustainable effective tax rate will be in the range of 19% to 23%, down slightly from our prior estimate due primarily to a reduction in statutory rates in Canada in the quarter.
          BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax recovery in shareholders’ equity of $185 million for the quarter. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the attached unaudited consolidated financial statements for further details.

Summary Quarterly Results Trends

(Canadian $ in millions, except as noted)	Q1-2008	Q4-2007	Q3-2007	Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006

Total revenue	2,026	2,200	2,555	2,528	2,066	2,461	2,570	2,473
Provision for credit losses – specific	170	101	91	59	52	51	42	66
Provision for credit losses – general	60	50	–	–	–	(35)	–	–
Non-interest expense	1,614	1,631	1,659	1,614	1,538	1,613	1,600	1,560
Restructuring charge	–	24	–	–	135	–	–	–

Total non-interest expense	1,614	1,655	1,659	1,614	1,673	1,613	1,600	1,560
Net income	255	452	660	671	348	696	710	651

Basic earnings per share ($)	0.48	0.89	1.30	1.31	0.68	1.37	1.41	1.28
Diluted earnings per share ($)	0.47	0.87	1.28	1.29	0.67	1.35	1.38	1.25
Net interest margin on earning assets (%)	1.45	1.47	1.61	1.65	1.64	1.78	1.84	1.78
Effective income tax rate (%)	(50.3)	(19.3)	15.7	19.4	(7.8)	14.1	21.4	20.1
Canadian/U.S. dollar exchange rate (average)	1.00	1.00	1.07	1.14	1.16	1.12	1.12	1.14

Net income:
P&C Canada	302	287	356	327	297	277	350	267
P&C U.S.	26	33	25	29	29	24	32	27

Personal and Commercial Banking	328	320	381	356	326	301	382	294
Private Client Group	98	103	102	99	91	80	80	94
BMO Capital Markets	(34)	46	194	197	(20)	185	201	245
Corporate Services, including T&O	(137)	(17)	(17)	19	(49)	130	47	18

BMO Financial Group	255	452	660	671	348	696	710	651

BMO’s quarterly earning trends were reviewed in detail on pages 75 and 76 of the 2007 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the second quarter of fiscal 2006 through the first quarter of fiscal 2008.
          Significant items have affected revenues in BMO Capital Markets. There were commodities losses of $509 million, $171 million and $149 million in the first through third quarters of 2007 with smaller losses of
$24 million and $12 million in the two most recent quarters, respectively, as the size and risk of the portfolio was reduced. The fourth quarter of 2007 and first quarter of 2008 reflected charges for certain trading activities and valuation adjustments of $318 million and $488 million, respectively. Associated performance-based compensation was lowered appreciably in the first and second quarters of 2007. BMO Capital Markets other businesses that were not affected by significant items performed very strongly over the course of 2007 but market conditions have been softer in 2008.

16 • BMO Financial Group First Quarter Report 2008

          Personal and Commercial Banking has continued to benefit from strong volume growth over 2007 and into 2008, with stable margins in Canada and moderate expense growth. Customer and front-line staffing levels were increased over the first half of 2007. P&C U.S. margin had been pressured in 2006 and early 2007 but stabilized in the latter part of 2007. In the first quarter of 2008, P&C U.S. margins declined due to the competitive environment.
          Private Client group results have demonstrated fairly consistent growth as capital markets were quite strong over the course of 2006 and 2007, with revenue growth slowing in late 2007 and in 2008.
          Corporate Services results reflect restructuring charges as outlined in the accompanying table and are impacted by increased provisions for credit losses because of BMO’s allocation of provisions on an expected loss basis. In the first quarter of 2008, its results were also affected by reduced revenues.
          Provisions for credit losses have started to trend higher as economic conditions have softened from the particularly favourable credit environment of recent years. The decline in BMO’s net interest margin over the last two years has been largely due to strong asset growth in BMO Capital Markets, which has lower net interest margin than other groups. The favourable effective tax rates are in part due to losses being incurred in high tax-rate jurisdictions and higher income earned in low-rate jurisdictions. The U.S. dollar has weakened over the course of the past two years but was more stable in the first quarter of 2008, trading at close to parity with the Canadian dollar. A weaker U.S. dollar lowers the translated values of BMO’s U.S. dollar-denominated revenues and expenses.
Balance Sheet
Total assets of $376.8 billion increased $10.3 billion from October 31, 2007 as a stronger U.S. dollar increased the translated value of U.S. denominated assets by $22.2 billion. Excluding the effect of the stronger U.S. dollar, total assets decreased by $11.9 billion. The $10.3 billion increase on a Canadian dollar basis primarily reflects growth in cash resources ($3.2 billion), net loans and acceptances ($10.7 billion) and other assets ($5.1 billion), partially offset by a decrease in securities ($8.8 billion).
          The $3.2 billion increase in cash resources was largely attributable to higher deposit balances.
          The $10.7 billion increase in net loans and acceptances was largely due to a $5.8 billion increase in securities borrowed or purchased under resale agreements due to greater customer demand. Net loans to businesses and governments and related acceptances increased $2.8 billion due to growth in the corporate loans portfolio, while consumer instalment and other personal loans increased $1.3 billion and residential mortgages increased by $0.8 billion.
          Other assets increased by $5.1 billion primarily due to a $4.3 billion increase in derivative financial assets related to the interest rate, equity and credit derivatives businesses, partially offset by a decrease in foreign exchange and commodity contracts.
          The $8.8 billion decrease in securities was primarily attributable to lower trading securities held in BMO Capital Markets in respect derivatives trading in support of our businesses and lower equity valuations due to market conditions.
          Liabilities and shareholders’ equity increased $10.3 billion from October 31, 2007 but decreased $11.9 billion excluding the effects of the stronger U.S. dollar. The increase on a Canadian dollar basis primarily reflects growth in deposits ($10.9 billion) and securities sold but not yet purchased ($3.4 billion), partially offset by a decrease in securities lent or sold under repurchase agreements ($2.9 billion), lower derivative financial liabilities ($0.8 billion) and lower acceptances ($0.8 billion).
          Deposits by banks, which account for 14% or $35.0 billion of total deposits, increased $0.9 billion and were used to fund the increase in cash resources. Deposits by businesses and governments, which account for 52% or $125.3 billion of total deposits, increased $3.6 billion and were used to fund growth in cash and loans. Deposits from individuals, which account for the remaining 34% or $82.6 billion of total deposits, increased $6.4 billion and were used to fund growth in loans.
          The net increase in securities lent or sold under repurchase agreements and securities sold but not yet purchased were used in trading activities.
          Contractual obligations by year of maturity were outlined in Table 24 on page 89 of BMO’s 2007 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.

BMO Financial Group First Quarter Report 2008 • 17

Capital Management
Effective November 1, 2007, a new regulatory capital management framework was implemented in Canada. The new framework, Basel II, replaced Basel I, the framework utilized for the past 20 years.
          Basel II is an important step in the alignment of regulatory and economic capital requirements. It represents an improvement over Basel I in that it establishes regulatory capital requirements that are more sensitive to a bank’s risk profile. The Office of the Superintendent of Financial Institutions (OSFI), our regulator, approved BMO’s application to apply the Advanced Internal Ratings Based (AIRB) approach for credit risk on our portfolio and the Standardized Approach for measuring Operational Risk. We were granted a waiver to apply the Standardized Approach for determining the credit risk-weighted assets of our subsidiary Harris Bankcorp, Inc.
          The AIRB approach is the most advanced of the approaches to measuring credit risk capital under Basel II. It utilizes more sophisticated techniques to measure risk-weighted assets at the borrower level based on sound risk management principles, including consideration of estimates of the probability of default, the likely loss given a default, exposure at time of default, term to maturity and the type of Basel Asset Class exposure. These risk parameters are determined using historical portfolio data supplemented by benchmarking, and are updated periodically. The validation procedures related to these parameters are currently in place and continue to be enhanced in order to appropriately quantify and differentiate risks to ensure that they reflect changes in economic and credit conditions. These validation processes are subjected to regulatory review and approval. Basel I had utilized an approach where risk-weighted assets were determined primarily based on balance sheet volumes as opposed to credit quality.
          Under the Standardized Approach, Operational Risk capital requirements are determined by the size and type of our lines of business. Gross income as defined under Basel II serves as a proxy for the size of the business and an indicator of operational risk. Gross income is segmented into eight regulatory business lines by business type, and multiplied by a corresponding factor prescribed by the Basel II framework to determine Operational Risk capital.
          The methodology for determining risk-weighted assets for Market Risk did not change materially between Basel I and Basel II.
          Basel II introduces new deductions from capital not contemplated under Basel I, the most notable of which is the requirement to net expected credit losses calculated for AIRB portfolios with the corresponding sum of the specific and general allowance, with the differential being either a deduction from capital or an increase in capital.
          Basel II is discussed further on pages 66 to 67 of BMO’s 2007 Annual Report.
          At January 31, 2008, BMO’s Tier 1 Capital Ratio was 9.48%, with risk-weighted assets of $179.5 billion and Tier 1 Capital of $17.0 billion. The ratio remains strong and is well above our minimum target of 8.0%. BMO’s Total Capital Ratio was 11.26%.
          As a result of the implementation of Basel II in the first quarter, measures of risk-weighted assets, capital and capital ratios are not comparable to those measures at October 31, 2007. On a Basel I basis, at January 31, 2008 the Tier 1 Capital Ratio was 9.05% and the Total Capital Ratio was 11.09%. At the end of 2007, the Tier 1 Capital Ratio was 9.51% and the Total Capital Ratio was 11.74% as determined under Basel I.
          During the quarter, 844,000 shares were issued due to the exercise of stock options, share exchanges, and the dividend reinvestment plan. We did not repurchase any Bank of Montreal common shares under our common share repurchase program during the quarter. Our share repurchase program is primarily used, over time, to offset the impact of dilution caused by issuing shares through the exercise of stock options, share exchanges, and the dividend reinvestment plan. BMO repurchased 2.2 million more shares than were issued in fiscal 2007.
          On March 4, 2008, BMO’s Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, up $0.02 from a year ago and unchanged from the fourth quarter.
Outstanding Shares and Securities Convertible into Common Shares

Number of shares or
As of February 27, 2008	Canadian dollar amount

Common shares	499,423,000
Class B Preferred Shares
Series 5	$200,000,000
Series 13	$350,000,000
Series 14	$250,000,000
Convertible into common shares:
Class B Preferred Shares
Series 6	$250,000,000
Series 10	$396,000,000
Stock options
– vested	15,866,000
– non-vested	5,735,000

Details on share capital are outlined in Notes 21 and 22 to the audited financial statements on pages 121 and 122 and the table on page 58 in the Annual MD&A included in the 2007 Annual Report.

18 • BMO Financial Group First Quarter Report 2008

Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid on both its common and preferred shares in the 2006 calendar year, and all dividends (including deemed dividends) paid thereafter, as “eligible dividends” unless BMO indicates otherwise.
Credit Rating
BMO’s senior debt credit ratings remain unchanged with a stable outlook. Each of the rating agencies affirmed the ratings following BMO’s February 19th announcement of expected charges in the quarter. All four ratings are indicative of high-grade, high-quality issues. They remain: Dominion Bond Rating Service (AA); Fitch (AA-); Moody’s (Aa1); and Standard & Poor’s (A+).
Transactions with Related Parties
In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to our employees at rates normally accorded to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.
          Stock options and deferred share units granted to directors were discussed in Note 27 of the audited consolidated financial statements on page 132 of the 2007 Annual Report.
          Preferred rate loan agreements for executives, relating to transfers we initiate, are discussed in Note 27 of the audited consolidated financial statements on page 132 of the 2007 Annual Report.
Off-Balance-Sheet Arrangements
BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant off-balance sheet arrangements that we enter into are credit instruments and VIEs, which are described on pages 59 and 60 of the 2007 Annual Report and in Note 5 to the attached unaudited consolidated financial statements. See the Market Environment section for changes to our off-balance-sheet arrangements during the three months ended January 31, 2008.
Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2007 audited consolidated financial statements outline our significant accounting policies. There were no changes to our accounting policies in the first quarter of 2008.
          Pages 61 to 63 of the 2007 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.
Accounting Changes
Financial Instruments Disclosure and Presentation
On November 1, 2007, we adopted new CICA Handbook requirements regarding the disclosure and presentation of financial instruments. The new requirements are intended to enhance financial statement users’ ability to evaluate the significance of financial instruments to an enterprise and the exposures inherent within these instruments, and to understand the entity’s ongoing management of such exposures. For new disclosures, refer to Notes 4 and 14 in the attached unaudited interim consolidated financial statements.
Capital Disclosures
On November 1, 2007, we adopted the CICA’s new handbook section establishing requirements to disclose both qualitative and quantitative information on capital management. This disclosure requirement is intended to enhance a reader’s evaluation of an entity’s objectives, policies and procedures related to ongoing capital management. For new disclosures, refer to Note 13 in the attached unaudited interim consolidated financial statements.

BMO Financial Group First Quarter Report 2008 • 19

Review of Operating Groups’ Performance
Operating Groups’ Summary Income Statements and Statistics for Q1-2008

	Q1-2008
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	Corporate including T&O	Total BMO

Net interest income (teb) (1)	960	155	303	(204)	1,214
Non-interest revenue	466	364	(37)	19	812

Total revenue (teb) (1)	1,426	519	266	(185)	2,026
Provision for (recovery of) credit losses	92	1	29	108	230
Non-interest expense	861	368	383	2	1,614
Restructuring charge	–	–	–	–	–

Total non-interest expense	861	368	383	2	1,614
Income before income taxes and non- controlling interest in subsidiaries	473	150	(146)	(295)	182
Income taxes (teb) (1)	145	52	(112)	(176)	(91)
Non-controlling interest in subsidiaries	–	–	–	18	18

Net income Q1-2008	328	98	(34)	(137)	255

Net income Q4-2007	320	103	46	(17)	452

Net income Q1-2007	326	91	(20)	(49)	348

Other statistics

Net economic profit	159	70	(183)	(173)	(127)
Return on equity	20.2%	37.2%	(3.4%)	nm	6.7%
Cash return on equity	20.6%	37.6%	(3.4%)	nm	6.9%
Operating leverage	(3.1%)	1.4%	12.4%	nm	1.5%
Cash operating leverage	(3.2%)	1.3%	12.4%	nm	1.5%
Productivity ratio (teb)	60.3%	71.0%	144.2%	nm	79.7%
Cash productivity ratio (teb)	59.7%	70.8%	144.1%	nm	79.2%
Net interest margin on earning assets (teb)	2.70%	8.67%	0.65%	nm	1.45%
Average common equity	6,244	1,031	5,251	1,700	14,226
Average earning assets ($ billions)	141.7	7.1	186.3	(2.3)	332.8
Full-time equivalent staff	20,482	4,394	2,418	8,960	36,254

nm	– not meaningful

(1)	Operating group revenues and income taxes are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate, and Total BMO revenue and income taxes are stated on a GAAP basis. See the Non-GAAP Measures section.

The following sections review the financial results of each of our operating segments and operating groups for the first quarter of 2008.
          Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.
Note 17 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

20 • BMO Financial Group First Quarter Report 2008

Personal and Commercial Banking

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2008	vs. Q1-2007		vs. Q4-2007

Net interest income (teb)	960	14	2%	18	2%
Non-interest revenue	466	18	4%	76	20%

Total revenue (teb)	1,426	32	2%	94	7%
Provision for credit losses	92	3	3%	3	4%
Non-interest expense	861	45	5%	10	1%

Income before income taxes and non- controlling interest in subsidiaries	473	(16)	(3%)	81	20%
Income taxes (teb)	145	(18)	(11%)	73	100%
Non-controlling interest in subsidiaries	–	–	–	–	–

Net income	328	2	1%	8	2%

Amortization of intangible assets (after tax)	7	(1)	(11%)	(1)	(6%)

Cash net income	335	1	–	7	2%

Return on equity	20.2%		(0.1%)		2.1%
Cash return on equity	20.6%		(0.2%)		2.0%
Operating leverage	(3.1%)		nm		nm
Cash operating leverage	(3.2%)		nm		nm
Productivity ratio (teb)	60.3%		1.7%		(3.5%)
Cash productivity ratio (teb)	59.7%		1.8%		(3.4%)
Net interest margin on earning assets (teb)	2.70%		(0.08%)		(0.01%)
Average earning assets	141,680	6,848	5%	3,915	3%

nm –	not meaningful
Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.
Personal and Commercial Banking Canada (P&C Canada)

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2008	vs. Q1-2007		vs. Q4-2007

Net interest income (teb)	793	33	4%	23	3%
Non-interest revenue	418	12	3%	74	22%

Total revenue (teb)	1,211	45	4%	97	9%
Provision for credit losses	83	3	4%	2	4%
Non-interest expense	695	53	8%	5	1%

Income before income taxes and non-controlling interest in subsidiaries	433	(11)	(2%)	90	26%
Income taxes (teb)	131	(16)	(11%)	75	+100%
Non-controlling interest in subsidiaries	–	–	–	–	–

Net income	302	5	2%	15	5%

Amortization of intangible assets (after tax)	–	(2)	(47%)	(3)	(36%)

Cash net income	302	3	1%	12	4%

Personal, Insurance & Other revenue	609	19	3%	12	2%
Commercial revenue	349	12	4%	14	4%
Cards revenue	253	14	6%	71	40%
Operating leverage	(4.3%)		nm		nm
Cash operating leverage	(4.5%)		nm		nm
Productivity ratio (teb)	57.4%		2.3%		(4.5%)
Cash productivity ratio (teb)	57.3%		2.4%		(4.4%)
Net interest margin on earning assets (teb)	2.64%		(0.03%)		0.04%
Average earning assets	119,254	6,100	5%	1,929	2%

nm – not meaningful
BMO Financial Group First Quarter Report 2008 • 21

Q1 2008 vs Q1 2007
Net income increased $5 million or 1.7%.
          Revenue rose $45 million or 3.8% driven by volume growth across most products. Net interest margin fell by 3 basis points with increased cost of funds and ongoing competitive pressures, partially offset by product mix improvement as growth was proportionately greater in high-spread products. While short-term interest rate spreads returned to historic average levels near the end of the quarter, we continue to face margin pressure due to higher longer-term funding costs in the current market.
          In the personal banking segment, revenue rose $19 million with growth in most products and higher insurance revenue from favourable claims experience. Personal loan growth from the first quarter of 2007 was a strong 16.6% with increased market share of 80 basis points from the prior year and 21 basis points from the fourth quarter. In the current quarter, we saw improved mortgage growth and spread, as branch-originated mortgage growth outpaced the impact of our exit from third-party and broker mortgage channels. Mortgage market share has declined 143 basis points from a year ago and 26 basis points from the fourth quarter as third-party and broker mortgages continue to run off.
          Personal deposits grew relative to the fourth quarter and market share increased 15 basis points. Personal deposits also increased 0.4% from the first quarter of 2007, although market share declined 32 basis points. We continue to focus on better serving the customer and are leveraging our Air Miles on debit initiative to drive growth in accounts and balances.
          Within the commercial banking segment, revenue increased $12 million as loans grew a strong 11.1% from the first quarter of 2007. We continue to view this as an area of competitive strength. BMO ranks second in Canadian business banking market share at 19.37%. Our objective is to be the market leader and this quarter we increased market share by 80 basis points from the prior year and 20 basis points from the fourth quarter. In the $1 to $5 million segment, there was loan growth of 9.9% and market share growth of 100 basis points relative to the first quarter of 2007 and 29 basis points relative to the fourth quarter.
          Cards and payments service revenues improved $14 million as volumes and transactions grew.
          Non-interest expense increased $53 million or 8.1% due largely to increased employee-related expenses and initiative spending. Going forward, we intend to maintain our investments in key strategic initiatives and, mindful of interest rate pressures, continue to manage our tactical spending. Cash operating leverage was (4.5%) as expense growth exceeded revenue growth.
          There was growth in average loans and acceptances which, including securitized loans, increased $7.5 billion or 6.2% from the first quarter of 2007 and $1.9 billion or 1.5% from the fourth quarter. Personal and commercial deposits grew $2.4 billion or 5.2% from a year ago and increased $1.0 billion or 2.1% from the fourth quarter.
Q1 2008 vs Q4 2007
Net income increased $15 million or 4.6%. The prior quarter included three notable items which increased net income by $6 million: A $107 million ($83 million after-tax) gain on the sale of MasterCard International Inc. shares as we chose to realize on the value inherent in our investment, and a $43 million recovery of prior years income taxes; less a $185 million ($120 million after-tax) adjustment to increase the liability for future customer redemptions related to our credit card loyalty rewards program. In order to minimize future volatility in earnings, we continue to explore options to transfer the liability and change the cost structure going forward to eliminate our exposure to changing redemption patterns.
          Revenue increased $97 million or 8.7%, and by $19 million or 1.6% excluding the $78 million impact of the notable items above. The increase was primarily due to volume growth, higher net interest margins and higher revenue from insurance and securitization, partially offset by lower revenue from cards and term investment products. Net interest margin increased 4 basis points due to lower funding costs, positive mix, higher commercial loan fees and higher cards spread as revolving card balances increased. These increases were partially offset by lower mortgage refinancing fees and competitive pressures on commercial deposits.
          Non-interest expense increased $5 million or 0.8% due largely to higher allocated costs and higher employee-related expenses including annual stock-based compensation costs for employees eligible to retire, partially offset by lower initiative spending.

22 • BMO Financial Group First Quarter Report 2008

Personal and Commercial Banking U.S. (P&C U.S.)

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2008	vs. Q1-2007		vs. Q4-2007

Net interest income (teb)	167	(19)	(10%)	(5)	(3%)
Non-interest revenue	48	6	14%	2	4%

Total revenue (teb)	215	(13)	(6%)	(3)	(1%)
Provision for credit losses	9	–	–	1	5%
Non-interest expense	166	(8)	(5%)	5	3%

Income before income taxes and non-controlling interest in subsidiaries	40	(5)	(10%)	(9)	(18%)
Income taxes (teb)	14	(2)	(10%)	(2)	(18%)
Non-controlling interest in subsidiaries	–	–	–	–	–

Net income	26	(3)	(10%)	(7)	(18%)

Amortization of intangible assets (after tax)	7	1	1%	2	2%

Cash net income	33	(2)	(8%)	(5)	(15%)

Operating leverage	(0.7%)		nm		nm
Cash operating leverage	(0.4%)		nm		nm
Productivity ratio (teb)	77.0%		0.6%		3.6%
Cash productivity ratio (teb)	73.4%		0.3%		3.4%
Net interest margin on earning assets (teb)	2.97%		(0.43%)		(0.37%)
Average earning assets	22,426	748	3%	1,986	10%

U.S. Select Financial Data(US$ in millions)

Net interest income (teb)	167	7	5%	(6)	(3%)
Non-interest revenue	48	12	33%	1	3%

Total revenue (teb)	215	19	10%	(5)	(2%)
Non-interest expense	166	16	11%	6	3%
Net Income	26	1	5%	(7)	(18%)
Average assets	24,246	4,012	20%	2,052	9%

nm – not meaningful

Q1 2008 vs Q1 2007
Net income declined $3 million or 9.5%. On a U.S. dollar basis, net income rose $1 million or 5.2%.
          Revenue rose US$19 million or 9.9%. The acquisition of First National Bank & Trust (FNBT) represented US$12 million of the growth. Personal and commercial loans grew US$1.9 billion or 10.5%, and 7.1% excluding FNBT. Deposits grew US$1.2 billion or 7.6%, and 1.8% excluding FNBT, in a highly competitive environment. The impact of volume growth and increases in fee and other non-interest revenue was partially offset by a decline in net interest margin. About 22 basis points of the decline in net interest margin was due to the transfer of a small client-driven investment portfolio from Corporate Services. The remaining 21 basis point decline was due to competitive pressures on pricing and customer preferences shifting from higher-spread to lower-spread loan and deposit products and to higher levels of non-accrual loans.
          Non-interest expense increased US$16 million or 11%. Excluding FNBT, expenses increased US$8 million. The increase was attributable to initiative spending, new branches and costs associated with volume increases. Acquisition integration costs were comparable in both periods. Cash operating leverage was (0.4%).
Q1 2008 vs Q4 2007
Net income fell by $7 million or 18%, on both a Canadian and U.S. dollar basis, from a very strong fourth quarter, as anticipated.
          Revenue decreased US$5 million or 1.5%. Loan growth continued, increasing US$0.2 billion or 1.2%, while deposit growth was nominal. Net interest margin was lowered by 22 basis points by the aforementioned portfolio transfer. The remaining 15 basis point decline in net interest margin resulted from the same factors previously discussed and its impact more than offset the benefits of increased volumes.
          Non-interest expense rose US$6 million or 3.4% due to initiative spending and costs associated with higher volume. Our Retail Net Promoter Score, a measure of the strength of customer loyalty, remained consistent with the prior quarter.

BMO Financial Group First Quarter Report 2008 • 23

Private Client Group (PCG)

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2008	vs. Q1-2007		vs. Q4-2007

Net interest income (teb)	155	4	3%	1	–
Non-interest revenue	364	9	3%	10	3%

Total revenue (teb)	519	13	3%	11	2%
Provision for credit losses	1	–	–	–	–
Non-interest expense	368	4	1%	12	3%

Income before income taxes	150	9	6%	(1)	(2%)
Income taxes (teb)	52	2	4%	4	3%

Net income	98	7	8%	(5)	(5%)

Amortization of intangible assets (after tax)	1	–	–	–	–

Cash net income	99	7	7%	(5)	(5%)

Return on equity	37.2%		5.7%		2.5%
Cash return on equity	37.6%		5.7%		2.6%
Operating leverage	1.4%		nm		nm
Cash operating leverage	1.3%		nm		nm
Productivity ratio (teb)	71.0%		(1.0%)		1.1%
Cash productivity ratio (teb)	70.8%		(0.9%)		1.2%
Net interest margin on earning assets (teb)	8.67%		(1.08%)		(0.45%)
Average earning assets	7,126	998	16%	356	5%

U.S. Select Financial Data (US$ in millions) Total revenue (teb)	62	3	6%	–	–
Non-interest expense	59	(1)	(2%)	(7)	(11%)
Net Income	2	3	+100%	5	+100%
Cash net income	3	3	+100%	5	+100%
Average assets	2,260	213	10%	50	2%

nm – not meaningful

Q1 2008 vs Q1 2007
Net income increased $7 million or 7.6%.
          Revenue increased $13 million and 2.7% or $25 million and 5.0% excluding the impact of the weaker U.S. dollar, despite softer market conditions. Net interest income increased, primarily due to higher deposit balances in the brokerage businesses. This was partially offset by lower spread in term investment products, which was impacted by the competitive environment. Non-interest revenue increased, primarily due to higher trust and investment revenue in North American Private Banking. This was partially offset by lower commission revenue in the brokerage businesses.
          Non-interest expense increased $4 million and 1.3% or $14 million and 3.9% excluding the benefit of the weaker U.S. dollar, primarily due to continued investment in our client-facing sales force and supporting infrastructure. This was partially offset by lower revenue-based costs, primarily related to lower commission revenue in the brokerage businesses.
          Effective December 1, 2007, BMO Mutual Funds began absorbing the operating expenses of its funds in return for a fixed administration fee. This had the impact of increasing both non-interest revenue and expenses in the quarter.
          Cash operating leverage was 1.3%.
          The Group’s $283 billion of assets under management and administration and term deposits were affected by softer market conditions. Assets increased $11 billion or 4.0% year-over-year, excluding the impact of foreign exchange and the transfer of our U.S. Institutional Trust and Custody business to P&C U.S. in the third quarter of 2007.
Q1 2008 vs Q4 2007
Net income decreased $5 million or 5.1%.
          Revenue increased $11 million or 1.7%, in a difficult market environment, primarily due to higher revenue in Full-Service Investing and higher trust & investment revenue in North American Private Banking. This was partially offset by lower spread in term investment products.
          Non-interest expense increased $12 million or 3.4%, primarily as a result of expensing in the current quarter the annual stock-based compensation costs for employees eligible to retire, and higher revenue-based costs. The Group continues to focus on managing expenses in line with the current market environment.
          The new fixed administration fee increased both non-interest revenue and expenses in the quarter.

24 • BMO Financial Group First Quarter Report 2008

BMO Capital Markets

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2008	vs. Q1-2007		vs. Q4-2007

Net interest income (teb)	303	71	30%	70	30%
Non-interest revenue	(37)	(12)	(49%)	(225)	(+100%)

Total revenue (teb)	266	59	28%	(155)	(37%)
Provision for credit losses	29	9	46%	10	55%
Non-interest expense	383	53	16%	(16)	(4%)

Income (loss) before income taxes	(146)	(3)	(2%)	(149)	(+100%)
Income taxes (teb)	(112)	11	9%	(69)	(+100%)

Net income (loss)	(34)	(14)	(74%)	(80)	(+100%)

Amortization of intangible assets (after tax)	–	–	–	–	–

Cash net income	(34)	(14)	(74%)	(80)	(+100%)

Trading Products revenue	(36)	141	80%	(34)	(+100%)
Investment and Corporate Banking and Other revenue	302	(82)	(21%)	(121)	(29%)
Return on equity	(3.4%)		(1.1%)		(6.3%)
Cash return on equity	(3.4%)		(1.1%)		(6.3%)
Operating leverage	12.4%		nm		nm
Cash operating leverage	12.4%		nm		nm
Productivity ratio (teb)	144.2%		(15.4%)		49.2%
Cash productivity ratio (teb)	144.1%		(15.4%)		49.2%
Net interest margin on earning assets (teb)	0.65%		0.03%		0.13%
Average earning assets	186,319	37,066	25%	8,219	5%

U.S. Select Financial Data (US$ in millions) Revenue	294	464	+100%	(63)	(18%)
Non-interest expense	208	72	54%	18	9%
Net Income (loss)	56	219	+100%	(58)	(51%)
Average assets	93,478	27,071	41%	12,051	15%

nm – not meaningful

Q1 2008 vs Q1 2007
BMO Capital Markets incurred a net loss of $34 million for the quarter, compared with a net loss of $20 million last year. Excluding significant items, which are detailed on page 7, net income increased $73 million or 33% to $290 million, in large part due to reduced performance-based compensation.
          Revenue rose $59 million to $266 million. Excluding significant items, revenue increased $38 million or 5.2% to $754 million. There was favourable performance in many areas including interest-rate-sensitive businesses, commission revenues and our cash management business. There were consistent levels of merger and acquisition and debt underwriting revenues and higher foreign exchange trading revenue. In contrast, there were lower lending fees and equity underwriting revenue.
          Trading Products revenue increased $141 million or 80%, and increased $79 million or 24% excluding the Trading Products related significant items in both periods.
          Investment and Corporate Banking and Other revenue decreased by $82 million or 21%, and by $41 million or 11% excluding significant items in the current quarter.
          Net interest income improved from a year ago due to strong performance in our interest-rate-sensitive businesses and higher corporate banking assets. Net interest margin improved 3 basis points from the prior year.
          Non-interest expense increased $53 million or 16%, due to higher allocated costs and lower performance-based compensation recorded in the prior year, which included an $87 million reduction relating to significant items in that period. Excluding the significant expense item in the prior year, non-interest expense decreased $34 million or 8.3%. The Group’s cash operating leverage was 12.4%, or 13.5% excluding significant items.
          The relatively high income tax recovery on the loss incurred in the quarter is due to losses being incurred in high tax-rate jurisdictions and income earned in low tax-rate jurisdictions.
Q1 2008 vs Q4 2007
Net income decreased $80 million. Excluding significant items, net income rose $17 million or 6.0%.
          Revenue fell $155 million or 37%. Excluding significant items, revenue decreased $9 million or 1.2% to $754 million. Market conditions continue to be challenging, resulting in lower merger and acquisition fees, debt underwriting activity and lending fees. There were higher revenues from our interest-rate-sensitive businesses, higher trading revenues excluding the significant items, higher equity underwriting fees and higher commission revenues.
          Non-interest expense decreased $16 million or 4.1% due to lower computer costs and professional fees.
          Excluding significant items, the cash operating leverage in the first quarter of 2008 and the fourth quarter of 2007 would have been 13.5% and 19.0%, respectively.

BMO Financial Group First Quarter Report 2008 • 25

Corporate Services, Including Technology and Operations

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2008	vs. Q1-2007		vs. Q4-2007

Net interest income (teb)	(204)	(71)	(54%)	(71)	(51%)
Non-interest revenue	19	(73)	(79%)	(53)	(74%)

Total revenue (teb)	(185)	(144)	(+100%)	(124)	(+100%)
Provision for (recovery of) credit losses	108	166	+100%	66	+100%
Non-interest expense	2	(26)	(93%)	(23)	(92%)
Restructuring charge	–	(135)	(100%)	(24)	(100%)

Total non-interest expense	2	(161)	(99%)	(47)	(96%)
Income (loss) before income taxes and non-controlling interest in subsidiaries	(295)	(149)	(+100%)	(143)	(90%)
Income taxes (recovery) (teb)	(176)	(60)	(53%)	(22)	(14%)
Non-controlling interest in subsidiaries	18	(1)	(4%)	(1)	(4%)

Net income (loss)	(137)	(88)	(+100%)	(120)	(+100%)

U.S. Select Financial Data (US$ in millions) Revenue	(68)	(46)	(+100%)	(31)	(99%)
Provision for credit losses	119	139	+100%	75	+100%
Non-interest expense	(19)	(15)	(+100%)	(11)	(+100%)
Restructuring charge	–	(18)	(+100%)	(8)	(+100%)

Total non-interest expense	(19)	(33)	(+100%)	(19)	(+100%)
Income taxes (recovery) (teb)	(72)	(62)	(+100%)	(38)	(+100%)
Net income (loss)	(101)	(90)	(+100%)	(50)	(+100%)

Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
          Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Technology and Operations
Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Operations operating results are included with Corporate Services for reporting purposes. Costs of T&O’s services are transferred to the client groups (P&C, PCG and BMO Capital Markets) and only relatively minor amounts are retained within T&O. As such, results in this section largely reflect the other corporate units outlined above.
          There was a net loss of $137 million in the quarter compared with a $49 million loss in the prior year. Results in both periods were affected by significant items, which are outlined on page 7. Excluding significant items, there was a net loss of $99 million in the current quarter, compared with net income of $39 million in the first quarter a year ago. The decrease was primarily attributable to higher specific provisions for credit losses and lower revenues, offset in part by reduced expenses. Revenue decreased primarily due to lower earnings from certain subsidiaries related to a number of items and lower hedging gains, including gains on foreign exchange, as the prior year results included a large mark-to-market gain. There were also a large number of small items negatively impacting revenues in the current quarter. The expense decrease was primarily due to higher recoveries of previously-unallocated expenses.
          There was a $17 million net loss in the fourth quarter of 2007. Excluding significant items in both periods, net income declined $130 million from the fourth quarter of 2007 due to higher specific provisions for credit losses and lower revenues, mitigated in part by lower expenses. Revenue decreased primarily due to lower earnings from certain subsidiaries related to a number of items, lower foreign exchange hedging gains, lower interest revenue on income tax refunds and reassessments, and a large number of small items negatively impacting revenues in the current quarter. Expenses decreased primarily due to higher recoveries of previously-unallocated expenses.

26 • BMO Financial Group First Quarter Report 2008

Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2008	2007	2007	2007	2007

Interest, Dividend and Fee Income
Loans	$2,984	$2,971	$2,935	$2,839	$2,812
Securities	948	910	786	731	726
Deposits with banks	315	387	291	230	220

	4,247	4,268	4,012	3,800	3,758

Interest Expense
Deposits	2,297	2,328	1,968	1,833	1,776
Subordinated debt	49	51	46	40	43
Preferred shares and capital trust securities	23	24	24	26	25
Other liabilities	664	669	727	697	718

	3,033	3,072	2,765	2,596	2,562

Net Interest Income	1,214	1,196	1,247	1,204	1,196
Provision for credit losses (Note 2)	230	151	91	59	52

Net Interest Income After Provision for Credit Losses	984	1,045	1,156	1,145	1,144

Non-Interest Revenue
Securities commissions and fees	271	265	299	303	278
Deposit and payment service charges	182	183	180	182	183
Trading revenues (losses)	(301)	(165)	40	(10)	(352)
Lending fees	92	105	102	100	99
Card fees	67	(105)	79	70	63
Investment management and custodial fees	81	83	81	81	77
Mutual fund revenues	154	148	151	140	137
Securitization revenues	80	61	65	83	87
Underwriting and advisory fees	92	103	160	159	106
Securities gains (losses), other than trading	(2)	148	6	48	44
Foreign exchange, other than trading	29	48	30	33	21
Insurance income	62	52	55	77	46
Other	5	78	60	58	81

	812	1,004	1,308	1,324	870

Net Interest Income and Non-Interest Revenue	1,796	2,049	2,464	2,469	2,014

Non-Interest Expense
Employee compensation (Note 8)	945	901	1,024	969	931
Premises and equipment	326	350	325	320	308
Amortization of intangible assets	10	11	11	13	11
Travel and business development	72	92	72	64	59
Communications	42	36	38	42	33
Business and capital taxes	12	6	–	17	24
Professional fees	79	108	62	67	64
Other	128	127	127	122	108

	1,614	1,631	1,659	1,614	1,538

Restructuring Charge (Note 9)	–	24	–	–	135

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	182	394	805	855	341
Income taxes	(91)	(77)	127	165	(26)

	273	471	678	690	367
Non-controlling interest in subsidiaries	18	19	18	19	19

Net Income	$255	$452	$660	$671	$348

Preferred share dividends	$15	$12	$9	$13	$9
Net income available to common shareholders	$240	$440	$651	$658	$339
Average common shares (in thousands)	499,067	498,379	499,793	500,510	501,136
Average diluted common shares (in thousands)	505,572	506,173	507,913	509,943	510,320

Earnings Per Share (Canadian $)
Basic	$0.48	$0.89	$1.30	$1.31	$0.68
Diluted	0.47	0.87	1.28	1.29	0.67
Dividends Declared Per Common Share	0.70	0.70	0.68	0.68	0.65

    The accompanying notes to consolidated financial statements are an integral part of these statements.

 BMO Financial Group First Quarter Report 2008 • 27

Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31,	October 31,	July 31,	April 30,	January 31,
	2008	2007	2007	2007	2007

Assets
Cash Resources	$26,122	$22,890	$25,041	$19,502	$22,873

Securities
Trading	63,377	70,773	67,716	63,600	58,401
Available-for-sale	24,341	26,010	17,046	17,529	18,235
Other	1,747	1,494	1,456	1,460	1,465
Loan substitutes	–	–	11	11	11

	89,465	98,277	86,229	82,600	78,112

Loans
Residential mortgages	53,224	52,429	62,297	62,908	63,109
Consumer instalment and other personal	34,517	33,189	33,009	31,913	31,474
Credit cards	4,685	4,493	4,347	3,899	3,764
Businesses and governments	66,205	62,650	63,795	60,956	58,108
Securities borrowed or purchased under resale agreements	42,937	37,093	34,216	35,063	41,843

	201,568	189,854	197,664	194,739	198,298
Customers’ liability under acceptances	11,590	12,389	8,993	9,530	8,252
Allowance for credit losses (Note 2)	(1,227)	(1,055)	(1,045)	(1,059)	(1,078)

	211,931	201,188	205,612	203,210	205,472

Other Assets
Derivative instruments	36,857	32,585	30,030	38,711	37,361
Premises and equipment	1,977	1,980	2,015	2,047	2,057
Goodwill	1,189	1,140	1,232	1,252	1,306
Intangible assets	152	124	149	174	207
Other	9,132	8,340	8,846	9,031	8,103

	49,307	44,169	42,272	51,215	49,034

Total Assets	$376,825	$366,524	$359,154	$356,527	$355,491

Liabilities and Shareholders’ Equity
Deposits
Banks	$34,991	$34,100	$30,561	$28,256	$33,811
Businesses and governments	125,312	121,748	120,757	114,504	104,994
Individuals	82,608	76,202	77,709	78,855	78,309

	242,911	232,050	229,027	221,615	217,114

Other Liabilities
Derivative instruments	32,776	33,584	30,543	40,192	38,842
Acceptances	11,590	12,389	8,993	9,530	8,252
Securities sold but not yet purchased	28,393	25,039	28,551	24,692	19,472
Securities lent or sold under repurchase agreements	28,331	31,263	30,992	31,027	40,965
Other	12,478	12,055	10,682	10,055	11,083

	113,568	114,330	109,761	115,496	118,614

Subordinated Debt (Note 10)	3,446	3,446	3,446	2,395	2,745

Preferred Share Liability (Note 11)	250	250	450	450	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 11)	5,648	5,607	5,318	5,272	5,225
Contributed surplus	65	58	56	55	55
Retained earnings	11,056	11,166	11,158	11,017	10,836
Accumulated other comprehensive loss	(1,269)	(1,533)	(1,212)	(923)	(698)

	15,500	15,298	15,320	15,421	15,418

Total Liabilities and Shareholders’ Equity	$376,825	$366,524	$359,154	$356,527	$355,491

    The accompanying notes to consolidated financial statements are an integral part of these statements.

28 • BMO Financial Group First Quarter Report 2008

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2008	2007

Net income
Other Comprehensive Income	$255	$348
Net change in unrealized gains (losses) on available-for-sale securities	(2)	2
Net change in unrealized gains (losses) on cash flow hedges	64	(45)
Net gain on translation of net foreign operations	202	182

Total Comprehensive Income	$519	$487

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2008	2007

Preferred Shares
Balance at beginning of period	$1,196	$596
Issued during the period (Note 11)	–	350

Balance at End of Period	1,196	946

Common Shares
Balance at beginning of period	4,411	4,231
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	28	28
Issued under the Stock Option Plan	13	29
Issued on the exchange of shares of a subsidiary corporation	–	1
Repurchased for cancellation (Note 11)	–	(10)

Balance at End of Period	4,452	4,279

Contributed Surplus
Balance at beginning of period	58	49
Stock option expense	7	6

Balance at End of Period	65	55

Retained Earnings
Balance at beginning of period	11,166	10,974
Cumulative impact of adopting new accounting requirements for financial instruments (net of income taxes of $39)	–	(71)
Net income	255	348
Dividends – Preferred shares	(15)	(9)
– Common shares	(350)	(325)
Common shares repurchased for cancellation (Note 11)	–	(72)
Share issue expense	–	(9)

Balance at End of Period	11,056	10,836

Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	35	–
Impact of remeasuring available-for-sale securities to market value on November 1, 2006 (net of income taxes of $1)	–	3
Unrealized gains (losses) on available-for-sale securities arising during the period (net of income taxes of $12 and $4)	(25)	7
Reclassification to earnings of realized losses (gains) in the period (net of income taxes of $10 and $3)	23	(5)

Balance at End of Period	33	5

Accumulated Other Comprehensive Loss on Cash Flow Hedges
Balance at beginning of period	(166)	–
Impact of adopting new cash flow hedge accounting rules on November 1, 2006 (net of income taxes of $28)	–	(51)
Gains (losses) on cash flow hedges arising during the period (net of income taxes of $15 and $25)	27	(48)
Reclassification to earnings of losses on cash flow hedges (net of income taxes of $17 and $2)	37	3

Balance at End of Period	(102)	(96)

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(1,402)	(789)
Unrealized gain on translation of net foreign operations	592	493
Impact of hedging unrealized gain on translation of net foreign operations (net of income taxes of $185 and $164)	(390)	(311)

Balance at End of Period	(1,200)	(607)

Total Accumulated Other Comprehensive Loss	(1,269)	(698)

Total Shareholders’ Equity	$15,500	$15,418

    The accompanying notes to consolidated financial statements are an integral part of these statements.

BMO Financial Group First Quarter Report 2008 • 29

Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2008	2007

Cash Flows from Operating Activities
Net income	$255	$348
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of securities, other than trading	39	–
Net gain on securities, other than trading	(37)	(44)
Net (increase) decrease in trading securities	9,198	(5,295)
Provision for credit losses	230	52
Gain on sale of securitized loans (Note 3)	(59)	(60)
Change in derivative instruments – (Increase) in derivative asset	(3,442)	(5,874)
– Increase (decrease) in derivative liability	(1,881)	6,174
Amortization of premises and equipment	96	92
Amortization of intangible assets	10	11
Net increase (decrease) in future income taxes	15	(61)
Net decrease in current income taxes	(461)	(501)
Change in accrued interest – Decrease in interest receivable	243	206
– Decrease in interest payable	(55)	(62)
Changes in other items and accruals, net	(1,833)	2,068

Net Cash Provided by (Used in) Operating Activities	2,318	(2,946)

Cash Flows from Financing Activities
Net increase in deposits	4,208	7,080
Net increase in securities sold but not yet purchased	3,087	3,922
Net increase (decrease) in securities lent or sold under repurchase agreements	(3,902)	8,135
Net increase in liabilities of subsidiaries	1,665	3
Proceeds from issuance of preferred shares	–	350
Proceeds from issuance of common shares	41	57
Share issue expense	–	(9)
Common shares repurchased for cancellation (Note 11)	–	(82)
Dividends paid	(365)	(334)

Net Cash Provided by Financing Activities	4,734	19,122

Cash Flows from Investing Activities
Net (increase) in interest bearing deposits with banks	(2,746)	(2,153)
Purchases of securities, other than trading	(7,094)	(11,461)
Maturities of securities, other than trading	5,466	7,285
Proceeds from sales of securities, other than trading	3,972	1,098
Net (increase) in loans, customers’ liability under acceptances and loan substitute securities	(2,823)	(1,652)
Proceeds from securitization of loans (Note 3)	545	942
Net (increase) in securities borrowed or purchased under resale agreements	(4,909)	(9,752)
Premises and equipment – net purchases	(60)	(29)
Acquisitions (Note 7)	(40)	(384)

Net Cash Used in Investing Activities	(7,689)	(16,106)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	84	97

Net Increase (Decrease) in Cash and Cash Equivalents	(553)	167
Cash and Cash Equivalents at Beginning of Period	3,650	2,458

Cash and Cash Equivalents at End of Period	$3,097	$2,625

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

30 • BMO Financial Group First Quarter Report 2008

Notes to Consolidated Financial Statements
For the three months ended January 31, 2008 (Unaudited)

Note 1: Basis of Presentation
These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2007 as set out on pages 96 to 137 of our 2007 Annual Report.
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2007.

Note 2: Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at January 31, 2008 and January 31, 2007 there was no allowance for credit losses related to other credit instruments included in other liabilities.
          A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	For the three months ended
			Credit card, consumer instalment and		Business and		Customers’ liability
	Residential mortgages		other personal loans		government loans		under acceptances		Total
	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Specific Allowance at beginning of period	$14	$5	$1	$1	$142	$147	$–	$–	$157	$153
Provision for credit losses	1	–	68	49	101	3	–	–	170	52
Recoveries	–	–	19	18	3	4	–	–	22	22
Write-offs	–	(1)	(87)	(67)	(15)	(6)	–	–	(102)	(74)
Foreign exchange and other	–	–	–	–	3	3	–	–	3	3

Specific Allowance at end of period	15	4	1	1	234	151	–	–	250	156

General Allowance at beginning of period	11	23	327	340	517	506	43	36	898	905
Provision for credit losses	(3)	(4)	30	15	36	(14)	(3)	3	60	–
Foreign exchange and other	–	–	–	–	19	17	–	–	19	17

General Allowance at end of period	8	19	357	355	572	509	40	39	977	922

Total Allowance	$23	$23	$358	$356	$806	$660	$40	$39	$1,227	$1,078

Note 3: Securitization
During the quarter ended January 31, 2008, we securitized residential mortgages totalling $563 million for total cash proceeds of $545 million. There are no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded a gain of $5 million in non-interest revenue, securitization revenues, $24 million of deferred purchase price in available-for-sale securities and $4 million of servicing liability in other liabilities related to the securitization of those loans.

The key weighted-average assumptions used to value the deferred purchase price for these securitizations were an average term of 4.4 years, a prepayment rate of 10.0%, an interest rate of 5.21% and a discount rate of 4.77%.
          In addition, gains on sales of loans sold to all revolving securitization vehicles were $54 million for the quarter ended January 31, 2008.

BMO Financial Group First Quarter Report 2008 • 31

Note 4: Financial Instruments

Fair Value Option
Management can elect to account for any financial instruments that would not otherwise be accounted for at fair value as trading instruments with changes in fair value recorded in income provided they meet certain criteria.
          The Bank has designated bonds purchased to support our Municipal Tender Option Bond Program as trading under the fair value option. These bonds would otherwise be accounted for as available-for-sale securities with unrealized gains and losses recorded in Other Comprehensive Income. In managing this program, we enter into derivatives to hedge against changes in the fair value of those bonds that arise due to changes in interest rates. Electing the fair value option for the bonds better aligns the accounting result with how the portfolio is managed. The fair value of the bonds as at January 31, 2008 was $29 million. The impact of recording the bonds as trading was a decrease in non-interest revenue, trading losses of less than $1 million for the quarter ended January 31, 2008. The decrease was offset by a loss on the derivatives.
Fair Value Measurement
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, derivative assets and derivative liabilities as at January 31, 2008 were as follows:

			Derivative Instruments
	Available-for-sale	Trading
	securities	securities	Asset	Liability

Valued using quoted market prices	56%	98%	5%	6%
Valued using internal models (with observable inputs)	43	–	93	93
Valued using internal models (without observable inputs)	1	2	2	1

Total	100%	100%	100%	100%

Sensitivity analysis for the most significant items valued using internal models without observable inputs was as follows:
Trading securities
Within trading securities as at January 31, 2008 was $302 million of third party Asset Backed Commercial Paper (“ABCP”) with a face value of $362 million. This ABCP is considered Level 3 as its value has been determined by management based on expected discounted cash flows and expectations of the probability of restructuring the vehicles in accordance with the Montreal Accord versus the liquidation value. The assessment of probability has the most significant impact on the valuation of the ABCP. We assumed an 85% probability of the underlying vehicle being restructured and a 15% probability of it being liquidated to determine the value as at January 31, 2008. The impact of assuming the probability of liquidation increased or decreased by 5% would result in a change in fair value of $6 million and $(7) million, respectively. The impact on net income for the quarter ended January 31, 2008 related to changes in fair value of this investment was a charge of $6 million before tax.
          Our remaining exposure to Apex/Sitka totals $495 million as at January 31, 2008, of which $302 million is ABCP (with a face value of $430 million) included in trading securities, and $193 million is guarantees. These amounts are considered Level 3 as their value has been determined by management based on expected discounted cash flows and expectations of the probability of restructuring the vehicles versus the liquidation value. The assessment of probability has the most significant impact on the valuation. We assumed a 70% probability of the underlying vehicle being restructured and a 30% probability of it being liquidated. The impact on our remaining exposure of assuming the probability of liquidation increased or decreased by 5% would result in a change in fair value totalling $37 million and $(36) million, respectively. The impact on net income for the quarter ended January 31, 2008 related to changes in fair value of our exposure to Apex/Sitka was a charge of $130 million before tax.

32 • BMO Financial Group First Quarter Report 2008

Note 5: Variable Interest Entities

Customer Securitization Vehicles
Customer securitization vehicles assist our customers with the securitization of their assets to provide them with alternative sources of funding. Total assets in unconsolidated customer securitization vehicles amounted to $23,629 million as at January 31, 2008 ($25,465 million as at October 31, 2007) of which $15,705 million relates to Canadian assets ($17,536 million as at October 31, 2007), and the balance are U.S assets. Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through standby letters of credit and commitments to extend credit. As at January 31, 2008, we have a net exposure of $1,730 million from commercial paper held ($5,564 million as at October 31, 2007) classified as trading securities, and backstop liquidity facilities of $28,148 million ($31,475 million as at October 31, 2007), of which $17,882 million ($20,756 million as at October 31, 2007) relates to Canadian facilities and the balance are U.S. facilities. As at January 31, 2008, $624 million had been drawn against these facilities ($nil as at October 31, 2007). The fair value of derivatives outstanding with these Variable Interest Entities (“VIEs”) and recorded in our Consolidated Balance Sheet was a derivative asset of $29 million as at January 31, 2008 (derivative liability of $20 million as at October 31, 2007).
          Included in our Consolidated Balance Sheet as at January 31, 2008 were other assets totalling $292 million and $15 million as a deposit liability ($311 million and $65 million, respectively, as at October 31, 2007) as a result of consolidating two VIEs.
Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans either for capital management purposes or to obtain alternate sources of funding. Total assets held by these vehicles amounted to $6,526 million as at January 31, 2008 ($6,552 million as at October 31, 2007). We are not required to consolidate our bank securitization vehicles. We held $67 million of the commercial paper issued by these vehicles as at January 31, 2008 ($367 million as at October 31, 2007). We also provide liquidity support to certain of our bank securitization vehicles for the face value of the commercial paper outstanding. The total contract amount of the liquidity support was $5,100 million as at January 31, 2008 and October 31, 2007. No amounts were drawn as at January 31, 2008 and October 31, 2007. The fair value of derivatives outstanding with these vehicles and recorded in our Consolidated Balance Sheet was a derivative asset of $33 million as at January 31, 2008 (derivative liability of $52 million as at October 31, 2007).
Credit Investment Management Vehicles
Credit investment management vehicles provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold an interest in high grade Structured Investment Vehicles (“SIVs”) and act as asset manager. Total assets in these vehicles amounted to $18,228 million, including cash of $2,766 million, as at January 31, 2008 (total assets of $22,754 million as at October 31, 2007). Our exposure to loss relates to our investments in these vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through standby letters of credit and commitments to extend credit or purchase senior debt issued by the SIVs. Our investment in the capital notes of the SIVs is recorded in available-for-sale securities in our Consolidated Balance Sheet and was $33 million as at January 31, 2008 ($53 million as at October 31, 2007), net of write-downs of $23 million for the quarter ended January 31, 2008 ($13 million for the quarter ended October 31, 2007). We have provided funding commitments equivalent to $1.4 billion ($1.3 billion as at October 31, 2007) to purchase senior notes issued by the SIVs which have been fully drawn at January 31, 2008. The total contract amount of letters of credit for backstop liquidity facilities was $237 million as at January 31, 2008 ($221 million as at October 31, 2007); no amounts were drawn as at January 31, 2008 and October 31, 2007. The fair value of our derivative contracts outstanding with these SIVs and recorded in our Consolidated Balance Sheet was a derivative asset of $8 million as at January 31, 2008 (derivative liability of $11 million as at October 31, 2007). We are not required to consolidate these VIEs. Subsequent to January 31, 2008, we announced a proposal to provide senior funding of a maximum of $13 billion through a liquidity facility in order to backstop the repayment of senior notes. The senior notes of $1.4 billion held at January 31, 2008 will be repaid through this new facility.
Structured Finance Vehicles
We facilitate development of investment products by third parties including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure and hedge our exposure from these derivatives by investing in other funds. We consolidate those VIEs where our interests expose us to a majority of the expected losses or residual returns, or both. Total assets and our exposure to losses in these consolidated VIEs were $409 million as at January 31, 2008 ($440 million as at October 31, 2007). Assets held by these VIEs in which we have a significant variable interest but we do not consolidate totalled $333 million as at January 31, 2008 ($353 million as at October 31, 2007). Our exposure to loss from VIEs related to this activity is limited to the amount of our investment, which totalled $90 million as at January 31, 2008 ($99 million as at October 31, 2007).
          We also sponsor Apex/Sitka, a VIE that provides investors credit protection on investments in debt portfolios through the issuance of commercial paper. We are not required to consolidate this VIE. Assets held by Apex/Sitka were $2,012 million as at January 31, 2008 and October 31, 2007. Our exposure to loss is limited to the amount of our investment of $302 million as at January 31, 2008 ($454 million as at October 31, 2007) and guarantees we provided to third parties related to collateral calls and outstanding ABCP totalling $193 million as at January 31, 2008 ($nil as at October 31, 2007).
Capital Trusts
BMO Covered Bond Trust (the “CB Trust”) was created in 2007 to guarantee payments due to the bondholders in respect of €1 billion BMO Covered Bonds issued by the Bank in the first quarter of 2008. The guarantee is secured by the assets of the CB Trust. The CB Trust is a variable interest entity which we are required to consolidate as we are exposed to the majority of the expected losses and residual returns. Total assets in the vehicle as at January 31, 2008 were $3.5 billion of residential mortgages.

BMO Financial Group First Quarter Report 2008 • 33

Note 6: Guarantees

In the normal course of business, we enter into a variety of guarantees, the most significant of which are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if they are unable to make the required payments or meet other contractual requirements.
          The maximum amount payable under standby letters of credit and guarantees was $14,269 million as at January 31, 2008 ($12,395 million as at October 31, 2007). Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans.
          No amount was included in our Consolidated Balance Sheet as at January 31, 2008 and October 31, 2007 related to these standby letters of credit and guarantees.
Backstop Liquidity Facilities
Backstop liquidity facilities are provided to asset-backed commercial paper programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access asset-backed commercial paper markets or, in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years. The maximum amount payable under these backstop liquidity facilities totalled $35,083 million as at January 31, 2008 ($38,466 million as at October 31, 2007). The amount drawn on the backstop liquidity facilities was $625 million as at January 31, 2008 ($16 million as at October 31, 2007).
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within asset-backed commercial paper programs administered by either us or third parties. Credit enhancement facilities were included in $5,124 million of backstop liquidity facilities as at January 31, 2008 ($5,449 million as at October 31, 2007). Credit enhancement was also provided in the form of program letters of credit; $nil was included in standby letters of credit and guarantees as at January 31, 2008 and October 31, 2007. The facilities’ terms are generally no longer than one year, but can be several years. Of the $625 million of backstop liquidity facilities drawn as at January 31, 2008, $66 million relates to credit enhancement.

Note 7: Acquisitions
Pyrford International plc
On December 14, 2007, we completed the acquisition of Pyrford International plc (“Pyrford”), a London, U.K.-based asset manager, for total cash consideration of $40 million, plus contingent consideration up to $10 million based on our retention of the assets under management one year from the closing date. The results of Pyrford’s operations have been included in our consolidated financial statements since that date. The acquisition of Pyrford will provide us with the opportunity to expand our investment management capabilities outside of North America. As part of this acquisition, we acquired a customer relationship intangible asset, which will be amortized on a straight line basis over a period not to exceed 15 years. Goodwill related to this acquisition is not deductible for tax purposes. Pyrford is part of our Private Client Group reporting segment.
First National Bank & Trust
On January 4, 2007, we completed the acquisition of First National Bank & Trust (“First National”) for total cash consideration of $345 million. The results of First National’s operations have been included in our consolidated financial statements since that date. The acquisition of First National provides us with the opportunity to expand our banking services in the Indianapolis, Indiana market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is deductible for tax purposes. First National is part of our Personal and Commercial Banking U.S. reporting segment.
bcpbank Canada
On December 4, 2006, we completed the acquisition of bcpbank Canada, a full-service chartered bank, for total cash consideration of $41 million. The results of bcpbank Canada’s operations have been included in our consolidated financial statements since that date. The acquisition of bcpbank Canada expands our branch network and provides our customers with greater access to banking services across the greater Toronto area. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. bcpbank Canada is part of our Personal and Commercial Banking Canada reporting segment.
Future Acquisitions
On July 10, 2007, we announced that we had reached definitive agreements to purchase Ozaukee Bank and Merchants and Manufacturers Bancorporation, Inc. These acquisitions are expected to close during the quarter ended April 30, 2008.
The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

	January 31,	October 31,
(Canadian $ in millions)	2008	2007
		First	bcpbank
	Pyrford	National	Canada

Cash resources	$1	$110	$47
Securities	–	317	23
Loans	–	1,009	293
Premises and equipment	1	30	9
Goodwill	6	175	13
Core deposit/Customer relationship intangible asset	30	37	5
Other assets	4	52	2

Total assets	42	1,730	392

Deposits	–	1,375	339
Other liabilities	2	10	12

Total liabilities	2	1,385	351

Purchase price	$40	$345	$41

The allocation of the purchase price for Pyrford is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

34 • BMO Financial Group First Quarter Report 2008

Note 8: Employee Compensation

Stock Options
During the quarter ended January 31, 2008, we granted a total of 1,337,228 stock options. The weighted-average fair value of these options was $8.32 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the three months ended January 31, 2008

Expected dividend yield	4.0%
Expected share price volatility	19.4%
Risk-free rate of return	4.1%
Expected period until exercise	7.4 years

Pension and Other Employee Future Benefit Expenses
We recorded pension and other employee future benefit expenses in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007

Benefits earned by employees	$34	$40	$5	$5
Interest cost on accrued benefit liability	58	55	13	12
Actuarial loss recognized in expense	4	16	3	4
Amortization of plan amendment costs	2	2	(1)	(1)
Expected return on plan assets	(72)	(69)	(1)	(1)

Benefits expense	26	44	19	19
Canada and Quebec pension plan expense	14	13	–	–
Defined contribution expense	3	4	–	–

Total pension and other employee future benefit expenses	$43	$61	$19	$19

Note 9: Restructuring Charge
The continuity of our restructuring charge is as follows:

	Severance-	Premises-
	related	related
(Canadian $ in millions)	charges	charges	Other	Total

Year Ended October 31, 2007
Opening balance	$117	$11	$7	$135
Paid in the year	(46)	(10)	(7)	(63)
Reversal in the year	(15)	(1)	–	(16)
Additional charge in the year	40	–	–	40

Balance as at October 31, 2007	96	–	–	96
Paid in the quarter	(12)	–	–	(12)

Balance as at January 31, 2008	$84	$–	$–	$84

Note 10: Subordinated Debt
On February 4, 2008, we redeemed all of our 5.75% Series A Medium-Term Notes, Second Tranche, due 2013, totalling $150 million. The notes were redeemed at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.

BMO Financial Group First Quarter Report 2008 • 35

Note 11: Share Capital

During the quarter ended January 31, 2008, we did not repurchase any common shares. During the quarter ended January 31, 2007, we repurchased 1,194,900 common shares at an average cost of $69.08 per share, totalling $82 million.
          There have been 27,800 common shares repurchased under the existing normal course issuer bid that expires on September 5, 2008 and pursuant to which we are permitted to purchase up to 25,000,000 common shares.
During the quarter ended January 31, 2007, we issued 14,000,000 4.5% Non-Cumulative Perpetual Class B Preferred Shares, Series 13, at a price of $25.00 per share, representing an aggregate issue price of $350 million.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	January 31, 2008
	Number
	of shares	Amount	Convertible into...

Preferred Shares – Classified as Liabilities
Class B – Series 6	10,000,000	$250	common shares (b)

		250

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	–
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	–
Class B – Series 14	10,000,000	250	–

		1,196
Common Shares	499,406,700	4,452	–

Share Capital		$5,648

Stock options issued under stock option plan		n/a	21,617,502 common shares

(a)	For additional information refer to Notes 21 and 22 to our consolidated financial statements for the year ended October 31, 2007 on pages 121 to 124 of our 2007 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion.

(c)	Face value is US$300 million.

n/a	– not applicable

Note 12: Contingent Liabilities
Following our disclosures of mark-to-market losses in our commodities trading businesses on April 27, 2007 and May 17, 2007 aggregating $680 million (pre-tax) as of April 30, 2007, the Bank has received inquiries, requests for documents and subpoenas pertaining to those trading losses from securities, commodities, banking and law enforcement authorities. The Bank is cooperating with all of these authorities.

Note 13: Capital Management
Our capital management framework is designed to maintain the level of capital that: meets target ratios as set out by our regulator, the Superintendent of Financial Institutions Canada; supports our internal assessment of required capital; results in targeted credit ratings; funds our operating groups’ business strategies; and builds long-term shareholder value.
          Our policies and processes for managing capital as well as the nature of our capital are outlined in the Enterprise-Wide Capital Management section of Management’s Discussion and Analysis on page 57 of our 2007 Annual Report.
Effective November 1, 2007, a new regulatory capital management framework was implemented in Canada. The new framework, Basel II, replaced Basel I, the framework utilized for the past 20 years. It establishes regulatory capital requirements that are more sensitive to a bank’s risk profile.
          We have met our capital targets as at January 31, 2008. Our capital position as at January 31, 2008 is detailed in the Capital Management section on page 18 of Management’s Discussion and Analysis of this First Quarter Report to Shareholders.

Note 14: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market and liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. This is the most significant measurable risk that we face. Our risk management practices are disclosed in Management’s Discussion and Analysis on pages 67 to 68 of our 2007 Annual Report. Key measures as at January 31, 2008 are outlined in the
Risk Management section on pages 14 to 15 of Management’s Discussion and Analysis of this First Quarter Report to Shareholders.
Market, Liquidity and Funding Risk
Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity or commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.

36 • BMO Financial Group First Quarter Report 2008

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
          Our market risk and liquidity funding management practices and key measures are outlined on pages 68 to 71 of our 2007 Annual Report. Key measures as at January 31, 2008 are outlined in the Risk Management section on pages 14 to 15 of Management’s Discussion and Analysis of this First Quarter Report to Shareholders.
Financial liabilities are comprised of trading and non-trading liabilities. As liabilities in trading portfolios are typically held for short periods of time, they are not included in the table below. Contractual maturities of non-trading financial liabilities as at January 31, 2008 were as follows:

(Canadian $ in millions)
	Less than				No fixed
	1 year	1 to 3 years	4 to 5 years	Over 5 years	maturity	Total

Deposits	$122,966	$23,688	$9,146	$3,377	$83,734	$242,911
Subordinated debt (1)	366	632	422	5,217	–	6,637
Capital trust securities	–	750	400	1,050	–	2,200
Preferred share liability	250	–	–	–	–	250
Other financial liabilities (1)	36,270	226	203	2,465	42	39,206

Total	$159,852	$25,296	$10,171	$12,109	$83,776	$291,204

(1)	Includes interest payments.

(Canadian $ in millions)
	Less than	Greater than
	1 year	1 year	Total

Commitments to extend credit	$47,326	$29,828	$77,154

Note 15: United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended
	January 31,	January 31,
	2008	2007

Net Income – Canadian GAAP	$255	$348
United States GAAP adjustments	5	(12)

Net Income – United States GAAP	$260	$336

Earnings Per Share
Basic – Canadian GAAP	$0.48	$0.68
Basic – United States GAAP	0.49	0.65
Diluted – Canadian GAAP	0.47	0.67
Diluted – United States GAAP	0.48	0.64

Fair Value Option
During the quarter ended January 31, 2008, we adopted the new United States accounting standard which allows the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. The new standard eliminated a difference between Canadian and United States GAAP.

Note 16: Subsequent Event

Since the quarter end we have been in active negotiations to restructure our Apex/Sitka trust referred to in Note 5. On February 27, 2008, Apex/Sitka was unable to roll its notes and, as a result, did not meet its payment obligations. In addition, Apex/Sitka failed to satisfy collateral calls. If no restructuring agreement is reached, we expect to record a charge of approximately $500 million related to our remaining Apex/Sitka exposure in the quarter ending April 30, 2008. There is also additional risk should Apex/Sitka not be restructured. One noteholder of Apex/Sitka is disputing our demand for the return of a $400 million funds transfer payment. A swap counterparty is disputing its obligations of up to $600 million to us under an agreement and with respect to a total return swap transaction that the counterparty had previously confirmed. While we are confident in our position and we will vigorously pursue our rights in these matters, it is not possible to determine the amount or probability of losses, if any, or whether any potential charges will be taken in the quarter ending April 30, 2008. It is anticipated that if a restructuring is successful, these matters would be dealt with as part of the restructuring. In order to support a successful restructuring of Apex/Sitka, we may provide additional support.

BMO Financial Group First Quarter Report 2008 • 37

Note 17: Operating and Geographic Segmentation

Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business loan and deposit products, including deposit and management services, mortgages, consumer credit, business lending, cash management and other banking services.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select markets of the U.S. Midwest through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and services, including full-service and online brokerage in Canada, and private banking and investment products in Canada and the United States.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, real estate, operations services and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
          Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
          Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.
          Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

38 • BMO Financial Group First Quarter Report 2008

Our results and average assets, allocated by operating segment and geographic region, are as follows:

(Canadian $ in millions)

	P&C	P&C			Corporate	Total
For the three months ended January 31, 2008 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$793	$167	$155	$303	$(204)	$1,214
Non-interest revenue	418	48	364	(37)	19	812

Total Revenue	1,211	215	519	266	(185)	2,026
Provision for credit losses	83	9	1	29	108	230
Non-interest expense	695	166	368	383	2	1,614

Income before taxes and non-controlling interest in subsidiaries	433	40	150	(146)	(295)	182
Income taxes	131	14	52	(112)	(176)	(91)
Non-controlling interest in subsidiaries	–	–	–	–	18	18

Net Income	$302	$26	$98	$(34)	$(137)	$255

Average Assets	$123,386	$24,206	$7,855	$232,990	$2,922	$391,359

Goodwill (As At)	$104	$668	$322	$93	$2	$1,189

	P&C	P&C			Corporate	Total
For the three months ended January 31, 2007 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$760	$186	$151	$232	$(133)	$1,196
Non-interest revenue	406	42	355	(25)	92	870

Total Revenue	1,166	228	506	207	(41)	2,066
Provision for credit losses	80	9	1	20	(58)	52
Non-interest expense	642	174	364	330	163	1,673

Income before taxes and non-controlling interest in subsidiaries	444	45	141	(143)	(146)	341
Income taxes	147	16	50	(123)	(116)	(26)
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	$297	$29	$91	$(20)	$(49)	$348

Average Assets	$117,128	$23,509	$6,960	$192,772	$3,066	$343,435

Goodwill (As At)	$101	$778	$327	$98	$2	$1,306

			Other
For the three months ended January 31, 2008	Canada	United States	countries	Total

Net interest income	$907	$213	$94	$1,214
Non-interest revenue	591	289	(68)	812

Total Revenue	1,498	502	26	2,026
Provision for credit losses	74	148	8	230
Non-interest expense	1,150	414	50	1,614

Income before taxes and non-controlling interest in subsidiaries	274	(60)	(32)	182
Income taxes	9	(48)	(52)	(91)
Non-controlling interest in subsidiaries	13	5	–	18

Net Income	$252	$(17)	$20	$255

Average Assets	$236,226	$122,587	$32,546	$391,359

Goodwill (As At)	$421	$762	$6	$1,189

			Other
For the three months ended January 31, 2007	Canada	United States	countries	Total

Net interest income	$886	$233	$77	$1,196
Non-interest revenue	1,002	(161)	29	870

Total Revenue	1,888	72	106	2,066
Provision for credit losses	51	1	–	52
Non-interest expense	1,216	418	39	1,673

Income before taxes and non-controlling interest in subsidiaries	621	(347)	67	341
Income taxes	136	(178)	16	(26)
Non-controlling interest in subsidiaries	14	5	–	19

Net Income	$471	$(174)	$51	$348

Average Assets	$203,317	$107,919	$32,199	$343,435

Goodwill (As At)	$419	$887	$–	$1,306

(1)	Corporate Services includes Technology and Operations.

(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.
Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.

BMO Financial Group First Quarter Report 2008 • 39

INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, March 4, 2008 at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, May 26, 2008 by calling 416-695-5800 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 648299.
          A live webcast of the call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, May 26, 2008.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, krista.white@bmo.com, 416-867-7019
Chief Financial Officer
Tom Flynn, Executive Vice-President, Finance & Treasurer and Acting Chief Financial Officer
tom.flynn@bmo.com, 416-867-4649
Corporate Secretary
Blair Morrison, Vice-President & Corporate Secretary
corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share Purchase Plan
Average market price
November 2007 $ 58.32
December 2007 $ 55.99
January 2008 $ 56.56
For dividend information, change in shareholder address or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-340-5021 (Canada and the United States)
Telephone: (514) 982-7800 (international)
Fax: 1-888-453-0330 (Canada and the United States)
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com
For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 19th Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com
For further information on this report, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, One First Canadian Place, 18th Floor
Toronto, Ontario M5X 1A1
To review financial results online, please visit our web site at
www.bmo.com

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